SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.        )

ASHWORTH, INC.
(Name of Subject Company)

ASHWORTH, INC.
(Name of Person Filing Statement)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

04516H101
(CUSIP Number of Class of Securities)

Halina Balys
Vice President, Corporate Secretary and Compliance Officer
2765 Loker Avenue West
Carlsbad, California 92010
(760) 438-6610

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, California 92612
(949) 451-3800
Attention: Mark W. Shurtleff, Esq.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

The name of the subject company is Ashworth, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 2765 Loker Avenue West, Carlsbad, California 92010. The telephone number of the Company at its principal executive offices is (760) 438-6610.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is the common stock, $0.001 par value, of the Company (the “Shares”). As of October 16, 2008, there were 14,746,844 Shares issued and outstanding.

Item 2.  Identity and Background of Filing Person.

The filing person of this Statement is the subject company, Ashworth, Inc. The Company’s name, business address and business telephone number are set forth in Item 1 above.

This Statement relates to the tender offer by PHX Acquisition Corp., a Delaware corporation (the “Purchaser”), disclosed in a Tender Offer Statement on Schedule TO, dated as of October 20, 2008 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a price of $1.90 per Share (the “Offer Price”), net to the holder in cash (subject to applicable withholding tax, without interest, on the terms and subject to the conditions set forth in Purchaser’s offer to purchase, dated as of October 20, 2008 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal). The consideration offered per Share, together with all of the terms and conditions of the Purchaser’s tender offer, is referred to in this Statement as the “Offer.” Purchaser is a wholly owned subsidiary of Taylor Made Golf Company, Inc., a Delaware corporation (“Parent”). adidas AG, a multinational apparel and sporting goods company headquartered in Germany, is the ultimate parent entity of Parent (“adidas”). The Offer was commenced by the Purchaser on October 20, 2008 and expires at midnight, New York City time, at the end of November 18, 2008, unless it is extended or terminated in accordance with its terms. The Offer is conditioned on, among other matters, there being validly tendered and not withdrawn before the expiration of the Offer at least a majority of the Shares then outstanding on a fully diluted basis, as described in the Offer to Purchase (the “Minimum Condition”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 13, 2008, by and among the Company, Parent, and the Purchaser (as may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, following the consummation of the Offer, the Purchaser will merge with and into the Company (the “Merger”), and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. The Merger will be completed in one of two ways. If, following the consummation of the Offer, the Purchaser owns more than 90% of the Shares then outstanding, then the Merger will occur promptly after the consummation of the Offer. However, if, following the consummation of the Offer, the Purchaser owns more than 50% but less than 90% of the Shares then outstanding, then the Company will call and hold a special meeting of its stockholders to adopt and approve the Merger Agreement, and the Merger will occur promptly after any such stockholder approval. If the conditions to the Offer have been satisfied, Parent will have sufficient votes to adopt the Merger Agreement without the need for any of the Company’s stockholders to vote in favor of such adoption. In the Merger, each outstanding Share (other than Shares held by Parent, the Purchaser, the Company, or stockholders who properly exercise appraisal rights, if any, under Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive the same consideration paid per Share pursuant to the Offer, without interest thereon (the “Merger Consideration”).

If, at a scheduled expiration date of the Offer, the Outstanding Liabilities (as defined in the Merger Agreement) of the Company on a consolidated basis exceed a threshold, which shall initially be $85 million, then the Purchaser may elect to adjust the Offer Price downward and extend the Offer for an additional period of 10 business days (provided that the end of such 10 business day period is prior to 120 calendar days after the commencement of the Offer). If the Purchaser so elects, the Offer Price will be reduced from $1.90 per share, on a pro rata basis, by the amount by which the Outstanding Liabilities exceed $85 million. After any such adjustment, the new threshold for purposes of triggering a future adjustment right will be equal to the Outstanding Liabilities at the time of such adjustment, plus an additional $5 million.

The Schedule TO states that the principal executive offices of Parent and the Purchaser are located at 5545 Fermi Court, Carlsbad, California 92008 and that the telephone number at such principal executive offices is (760) 918-6000. The Schedule TO further states that the principal executive offices of adidas are located at Adi-Dassler-Str. 1, 90174 Herzogenaurch, Germany and that the telephone number at such principal offices is +49 9132-842920.

A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated by reference herein. A copy of the Offer to Purchase is filed herewith as Exhibit (a)(3) and is incorporated by reference herein, including the terms and conditions of the Offer, related procedures and withdrawal rights, the description of the Merger Agreement and other arrangements described and contained in Sections 1, 2, 3, 4, 12, 14 and 15 of the Offer to Purchase. The Form of Letter of Transmittal is filed herewith as Exhibit (a)(4) and is incorporated by reference herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement, or in the Information Statement of the Company attached to this Statement as Annex B, or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding, or any actual or potential conflict of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) adidas, Parent, the Purchaser or their respective executive officers, directors or affiliates.

The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer, related procedures and withdrawal rights and other arrangements described and contained in Sections 1, 2, 3, 4, 12, 14 and 15 of the Offer to Purchase, which is filed herewith as Exhibit (a)(3), are incorporated herein by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated by reference herein.

The Exclusivity Agreement

The Company and adidas entered into a No Shop Agreement, dated as of September 8, 2008 (the “Exclusivity Agreement”), in connection with the consideration of a possible negotiated transaction involving the Company. Under the Exclusivity Agreement, the Company agreed not to solicit alternative proposals for the acquisition of the Company from the date thereof through September 29, 2008.

The foregoing summary is qualified in its entirety by reference to the Exclusivity Agreement, which is filed herewith as Exhibit (e)(2) and is incorporated by reference herein.

The Stockholder Tender Agreement

David M. Meyer, Michael S. Koeneke, Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Ramius Value and Opportunity Master Fund Ltd. (f/k/a Starboard Value and Opportunity Master Fund Ltd.) and Parche, LLC (collectively, the “Knightspoint Group”) entered into a Stockholder Tender Agreement and Irrevocable Proxy, dated as of October 13, 2008, with Parent (the “Tender Agreement”), pursuant to which, among other matters, the Knightspoint Group members agreed to tender the Shares they hold pursuant to and in accordance with the Offer, subject to the terms and conditions of the Tender Agreement. The Knightspoint Group members signing the Tender Agreement own, in the aggregate, approximately 16% of the outstanding Shares of the Company as of the date hereof. The Board of Directors of the Company (the“Board”) has authorized indemnification of the Knightspoint Group members for legal expenses that may be incurred by them from any claims arising out of the Tender Agreement.

The foregoing summary is qualified in its entirety by reference to the Tender Agreement, which is filed herewith as Exhibit (e)(3) and is incorporated by reference herein.

Company Stock Options and Restricted Stock

The Merger Agreement provides that, at the effective time of the Merger, each outstanding option or similar right to purchase a Share granted under any of the Company’s equity incentive plans, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger shall be cancelled, and each holder of such option will be entitled to receive in exchange for such option an amount in cash equal to the product of (a) the excess of the Offer Price over the exercise price per Share under such option and (b) the number of Shares for which such option is exercisable; provided, that if the exercise price per Share of any such option is equal to or greater than the Merger Consideration, then such option shall be cancelled without any cash payment being made.

As of October 20, 2008, no director or officer of the Company holds an option to purchase Shares with an exercise price less than the Offer Price, so no payments will be made with respect to such options in the Merger.

Immediately prior to the effective time of the Merger, all unvested restricted stock grants or portions thereof made under the Company’s equity incentive plans outstanding immediately prior to the effective time of the Merger shall vest, and along with all other vested restricted stock grants, shall be entitled to the Merger Consideration.

The only director or officer of the Company who currently holds an unvested restricted stock grant is Michael S. Koeneke, the Company’s Chairman of the Board, who holds an unvested restricted stock grant of 33,333 shares.

Agreements with Certain Executive Officers and Directors

Under the terms of the Ashworth/Koeneke Agreement between the Company and Michael S. Koeneke (the Chairman of the Board), dated as of August 6, 2008, the restrictions on all 33,333 shares of restricted common stock of the Company granted pursuant to the Agreement shall automatically and immediately lapse in the event of a change of control of the Company.

Under the terms of the Ashworth/Meyer Agreement between the Company and David M. Meyer (a Board member), dated as of August 6, 2008, Mr. Meyer is entitled to receive a cash payment of $150,000 upon a change in control of the Company.

Effective as of October 15, 2008, Eric S. Salus (a Board member) and the Company entered into a consulting agreement whereby Mr. Salus has and will provide consulting services related to operational issues specified by the Board between September 25, 2008 and October 25, 2008, in exchange for a one-time cash payment of $30,000, payable upon the earlier of October 25, 2008 and the date of a change in control of the Company.

James G. O’Connor (a Board member), solely in his capacity as a Board member and as requested by the Board in connection with the potential sale of Gekko Brands, LLC (a subsidiary of the Company) as described in Item 4 of this Statement and the Ashworth/Koeneke and Ashworth/Meyer Agreements described above, provided additional work to the Company and has received a $14,000 cash payment from the Company therefor. There is no written agreement with Mr. O’Connor relating to the foregoing.

Under the terms of the Consulting Agreement between the Company and Fletcher Leisure Group, Ltd., a New York corporation (“FLG”), dated as of January 11, 2008, pursuant to which Allan H. Fletcher serves as the Company’s Chief Executive Officer, a termination of the Consulting Agreement by the Company either without cause or as a result of a change in control will result in the accelerated vesting of the 100,000 non-qualified options to purchase Shares granted pursuant to such Consulting Agreement. Such non-qualified options to purchase Shares have an exercise price greater than the Offer Price, so no payments will be made with respect to such options in the Merger.

The foregoing summaries (except with respect to Mr. O’Connor) are qualified in their entirety by reference to the agreements referenced above and the Company’s equity incentive plans, which are filed herewith as Exhibits
(e)(4)-(12) and are incorporated by reference herein.

Management Change in Control Plan

On September 19, 2008, the Company adopted a management change in control plan (the “Plan”) that provides for the payment of a maximum aggregate amount of $500,000 by the Company to certain management personnel in the event that the Company experiences a change in control (as defined in the Plan). Participants are eligible to receive payment under the Plan two months after a change in control, provided that certain conditions set forth in the Plan are satisfied.

Of the aggregate Plan amount, $200,000 is allocated to each of FLG and Eddie J. Fadel (the Company’s President), $50,000 is allocated to Greg W. Slack (the Company’s Chief Financial Officer) and $50,000 is allocated to other management personnel to be approved by the Board or the Compensation and Human Resources Committee of the Board.

The foregoing summary is qualified in its entirety by reference to the Plan, which is filed herewith as Exhibit
(e)(13) and is incorporated by reference herein.

Severance Arrangements

Under the terms of an Employment Letter between the Company and Mr. Fadel, dated as of May 21, 2007, if Mr. Fadel’s employment is terminated by the Company without cause and Mr. Fadel delivers and does not revoke a fully executed release and waiver of all claims against the Company, then upon expiration or any applicable revocation period in such release and waiver, Mr. Fadel would be entitled to a lump sum severance payment equal to fifty percent (50%) of Mr. Fadel’s then-current annual base salary.

Under the terms of an Employment Letter between the Company and Mr. Slack, dated as of October 24, 2007, if Mr. Slack’s employment is terminated by the Company without cause and Mr. Slack delivers and does not revoke a fully executed release and waiver of all claims against the Company, then upon expiration or any applicable revocation period in such release and waiver, Mr. Slack would be entitled to a lump sum severance payment as follows: (i) if such termination occurs on or prior to Mr. Slack’s one-year anniversary of employment with the Company, then the lump sum severance payment would equal fifty percent (50%) of Mr. Slack’s then-current annual salary; or (ii) if such termination occurs after Mr. Slack’s one-year anniversary of employment with the Company, then the lump sum severance payment would equal one hundred percent (100%) of Mr. Slack’s then-current annual base salary.

The foregoing summaries are qualified in their entirety by reference to the agreements referenced above, which are filed herewith as Exhibits (e)(14)-(15) and are incorporated by reference herein.

Indemnification

The Merger Agreement provides that, after the effective time of the Merger and for a period of six years thereafter, Parent will, or will cause the surviving company to, indemnify and hold harmless each current (as of the effective time of the Merger) and former officer, director and employee of the Company or its subsidiaries (the “Indemnified Parties”) against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including actual attorneys’ fees and disbursements, incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was an officer, director, or employee of the Company or any of its subsidiaries or for matters existing or occurring prior to the effective time of the Merger, whether asserted or claimed prior to, at or after the effective time of the Merger, to the fullest extent permitted under applicable law and the certificate of incorporation and bylaws of the Company. In the Merger Agreement, Parent has agreed to maintain in effect, for a period of six years after the effective time of the Merger, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Merger and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or bylaws of the Company and its subsidiaries or in any indemnification agreement between such Indemnified Party and the Company. For a period of six years after the effective time of the Merger, Parent has also agreed, subject to a cap on annual premiums, to maintain one or more six-year prepaid “tail” insurance policies that are, taken as a whole, at least as favorable as the directors’ and officers’ liability insurance and fiduciary liability insurance policies currently maintained by the Company and its subsidiaries.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated by reference herein.

Representation on the Company’s Board of Directors

The Merger Agreement provides that, after the Purchaser has caused payment to be made for the Shares tendered pursuant to the Offer (which would mean that the Minimum Condition has been satisfied), Parent will be entitled to designate the number of directors on the Board, rounded up to the next whole number, as is equal to the product of the total number of directors multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, the Purchaser and their affiliates bears to the total number of Shares then outstanding. Upon request of Parent, the Company has agreed to take all actions necessary, subject to compliance with applicable laws and the certificate of incorporation and bylaws of the Company, to cause Parent’s designees to be elected or appointed to the Board, including increasing the size of the Board and/or seeking the resignation of one or more incumbent directors. The Company has also agreed to take all actions necessary, subject to compliance with applicable laws and the certificate of incorporation and bylaws of the Company, to cause individuals designated by Parent to have equivalent representation on each committee of the Board and on each board of directors of each subsidiary of the Company. Notwithstanding the foregoing, the Merger Agreement provides that we will use our commercially reasonable efforts to ensure that at least three of the members of the Board as of October 13, 2008, who are independent (the “Independent Directors”), for purposes of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), remain on the Board until the Merger has been consummated. If there are fewer than three Independent Directors on the Board for any reason, the Board will cause a person designated by the remaining Independent Directors to fill such vacancy who shall be deemed to be an Independent Director for all purposes of the Merger Agreement. In connection with the foregoing, the Company is providing to its stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, which is attached as Annex B to this Schedule 14D-9.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated by reference herein.

Item 4.  The Solicitation or Recommendation

At a meeting held on October 12, 2008, the Board (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to, and in the best interest of, the Company and its stockholders; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared its advisability in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”); (iii) resolved to recommend that the Company’s stockholders tender their shares of common stock in the Offer and, if required by the DGCL, directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption and approval; (iv) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement; (v) confirmed the acceleration of unvested stock options and restricted stock under the Company’s equity incentive plans consistent with the terms of the Merger Agreement; and (vi) authorized indemnification of the Knightspoint Group for legal expenses that may be incurred by them from any claims arising out of the Tender Agreement.

THE COMPANY BOARD RECOMMENDS THAT THE STOCKHOLDERS ACCEPT
THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. During this period, representatives of the Company held many conversations, both by telephone and in person, about possible strategic and restructuring alternatives, including the sale of the Company, the sale of certain assets or subsidiaries of the Company, and capital raising or other investment transactions. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation between representatives of the Company and other parties.

The Company initially began exploring strategic alternatives toward the end of calendar year 2005 and, on November 28, 2005, engaged Houlihan Lokey Howard & Zukin (“HLHZ”) to assist. On February 22, 2006, HLHZ began reaching out to potential partners. As of May 2006, HLHZ had contacted 72 potential buyers (consisting of 42 strategic and 30 financial potential buyers). Of these, 45 initially declined, and 27 executed a confidentiality agreement and received the information memorandum. Of these, 23 declined after reviewing the information memorandum, and three submitted an initial bid. The Company received no final bids. The engagement with HLHZ was terminated on May 16, 2007. Since that time, the Company’s results of operations and financial position have substantially and continually deteriorated.

In April 2008, the Company elected to again explore available strategic alternatives.

On or about April 7, 2008, Allan Fletcher, the Company’s Chief Executive Officer, contacted Mark King, Parent’s Chief Executive Officer, and asked whether Parent would be interested in submitting an offer to purchase the Company. On or about April 11, 2008, Mr. King informed Mr. Fletcher that Parent was not going to pursue an acquisition of the Company. On or about April 22, 2008, David M. Meyer, the Chairman of the Board at that time, met with Mr. King and encouraged him to re-engage in discussions with respect to a potential sale of the Company. Thereafter, Mr. King and Mr. Meyer worked to develop a plan for moving forward with discussions. On April 30, 2008, the Company and Parent entered into a confidentiality agreement, which included a customary standstill provision.

On May 5, 2008, the Company engaged Kurt Salmon Associates Capital Advisors, Inc. (“KSA”) as the Company’s financial advisor as to strategic alternatives for its Gekko Brands, LLC (“Gekko”) subsidiary. In connection with such engagement, KSA established a virtual data room containing data with respect to Gekko.

On May 23, 2008, Parent sent the Company an initial due diligence request for certain financial information.

On May 29, 2008, the Board discussed certain strategic issues and alternatives. The Board approved amending the KSA engagement to include a potential sale of the entire Company, but KSA was not authorized to contact any third party about a potential sale of the Company absent further approval of the Board. On June 4, 2008, the Company and KSA revised their engagement letter to include a strategic review of the whole Company, in addition to Gekko.

On June 12, 2008, executive officers of the Company and KSA met with Parent to discuss its initial due diligence request. On June 13, 2008, the Company provided to Parent certain information in response to the initial due diligence request. From June 13, 2008 to August 10, 2008, KSA and the Company assembled information in response to the initial due diligence request and prepared for a management presentation.

At a meeting of the Board on July 3, 2008, KSA participated via telephone and provided the Board with an update on the Gekko process. KSA reported that it had contacted 41 potential buyers regarding Gekko, 15 of which expressed interest, signed confidentiality agreements and received the information materials. Five of those parties submitted an indication of interest for Gekko. KSA also discussed plans to conduct a management presentation with Parent in August 2008. The Board gave KSA authorization to proceed with three parties in the Gekko process, and Gekko management presentations with these parties were held July 9, 2008, July 16, 2008 and July 17, 2008.

On July 14, 2008, KSA received an expanded data request from Parent and began assembling a separate virtual data room to address the request. On July 22, 2008, members of the Parent team were granted access to the separate data room. On July 29, 2008, in a telephonic Board meeting, KSA provided an update on the Gekko sale process, including an overview of the management presentations concluded earlier in the month and the challenges relating to each party’s continuing interest. KSA also discussed a list of potential buyers for the Company, and the Board authorized KSA to reach out to two of the identified parties for a potential sale of the entire Company (“Party A” and “Party B”).

On July 30, 2008, KSA contacted Party A and Party B. On July 31, 2008, representatives of Parent visited the Company’s distribution facility. Beginning July 30, 2008 and continuing into August, September and October 2008, the Company reached out to 20 additional parties in the Gekko process, including financial sponsor groups and other strategic parties, of which two attended management presentations and one submitted an indication of interest.

On August 6, 2008, the Board approved the transition of Mr. Meyer from Chairman of the Board to Chairman of the Special Committee of the Board. In this new role, Mr. Meyer was primarily charged with overseeing the process for the potential sale of the Company or Gekko and working with KSA in that regard. On August 11, 2008, Company management, Mr. Meyer and KSA conducted a management presentation to Parent.

On August 14, 2008, KSA received an executed confidentiality agreement from Party A. On August 18, 2008, KSA received an initial data request from Party A and, on August 19, 2008, KSA opened a separate data room concerning the entire Company to Party A. On August 21, 2008, representatives of Party A, the Company and KSA met at the Company’s headquarters for a management presentation, and the Company requested a written indication of interest by September 1, 2008. On August 25, 2008, KSA met with representatives of Party A and discussed their additional information needs and reminded them that a written indication of interest was requested by September 1, 2008.

On August 27, 2008, the Company received a verbal indication of interest from Parent to acquire all outstanding shares of the Company’s common stock for $5 to $6 per share in cash, with no financing contingency, and requesting a 45-day exclusivity period. On August 27, 2008, adidas followed up on the verbal offer with a letter of interest from adidas and a proposed exclusivity agreement between the Company and adidas. From August 27, 2008 through the week of September 1, 2008, conversations and negotiations with respect to adidas’ indication of interest and proposed exclusivity agreement ensued.

On August 28, 2008 and August 29, 2008, the Board held a regularly scheduled meeting to review, among other matters, third quarter 2008 financial results. The Board focused in particular on liquidity challenges facing the Company and the substantial erosion of operating performance, including the Company’s expected significant quarterly loss. At that meeting, Mr. Meyer updated the Board on the status of the search for potential acquirors of the Company and Gekko. That update included the proposal received by Parent, as well as the status of discussions with Party A and Party B.

Mr. Meyer noted that Parent appeared prepared to move forward with a potential transaction with an expeditious closing and had engaged a financial advisor, while Party A and Party B would require substantial additional due diligence, were not well-placed to absorb the losses and other challenges facing the Company, and would likely place conditions on its offer that could be difficult or impossible to satisfy. At the meeting, the Company’s legal counsel, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), advised the Board on its fiduciary duties in connection with a potential sale of the Company. Thereafter, the Board adopted a resolution authorizing KSA to contact additional parties that may be interested in acquiring the Company or any of its assets with such contacts to be approved by Mr. Meyer. Mr. Meyer was authorized to continue discussions with potential purchasers and to enter into an exclusivity agreement with Parent if he deemed advisable. Finally, the Board discussed alternatives if KSA and Mr. Meyer were unable to locate a suitable acquiror of the Company, including the potential restructuring of the Company and the need for a restructuring officer in connection therewith. KSA also provided an update on the potential sale of Gekko, highlighting the continued challenges of promptly advancing the interest of parties in the process, and that based on feedback from interested parties following their further diligence, the expected sale price would likely be lower than the price paid by Ashworth for Gekko in its 2004 acquisition. KSA also reported that two additional parties had been invited to attend a presentation by Gekko management.

On September 3, 2008, the Company received a letter of interest from Party A indicating an interest to acquire all outstanding shares of the Company’s common stock for $5 per share in cash. Party A’s letter of interest was expressly conditioned upon the continued effectiveness of the Company’s license agreement with Callaway Golf Company (“Callaway”) subsequent to the closing, as well as termination of the Company’s pending dispute with Callaway, both of which were considered highly uncertain and likely to result in significant delays. Financing, too, was considered a challenge with Party A, and Party A was also requesting a 60-day exclusivity period for continuing due diligence.

On September 3, 2008, KSA received a signed confidentiality agreement from Party B and granted the party access to the separate data room. KSA requested that Party B submit an indication of interest letter and invited Party B to attend a management presentation as soon as possible. On September 4, 2008, KSA received an indication of interest for $5 to $6 per share in cash from Party B.

On September 8, 2008, a joint meeting of the Board and the Audit Committee of the Board was held. At that meeting, Mr. Meyer provided an update on the sale process generally. Mr. Meyer noted that KSA had been authorized to reach out to a Party C, who declined interest, and that Party A and Party B remained interested. Mr. Meyer provided an overview of the letters of interest from Parent, Party A and Party B, as well as an update on the potential sale process generally. Mr. Meyer then described the terms of the letters of interest of each party, noting that Parent’s offer was only conditioned upon completion of due diligence, and that Parent was already close to completing due diligence, having begun four weeks earlier. Mr. Meyer also noted that there were concerns related to Party A’s and Party B’s ability to conclude a transaction in a timely manner. KSA provided preliminary observations on the $6 per share indication of interest in the context of Company’s operational performance, the present commercial environment, the liquidity challenges facing the Company and the Company’s increasingly compromised position in several distribution channels. At this meeting, the Board authorized the Company to enter into an exclusivity agreement with Parent.

Also on September 8, 2008, adidas submitted a written indication of interest indicating an all cash offer of $6 per share, contingent on the Company having no more than $60 million in debt. The indication also provided for the potential sale of Gekko prior to the closing at a mutually agreeable price and a 15-business-day exclusivity period. The exclusivity agreement was executed later that day, expiring on September 29, 2008.

Also on September 8, 2008, KSA informed Party A and Party B that the Company had entered into exclusive negotiations with another party and restricted Party A and Party B from accessing the Company’s separate data room, but allowed continued access to the Gekko data room for Party A as well as the other potential buyers that were only evaluating the Gekko opportunity. On September 9, 2008, KSA received a further data request from Parent and proceeded with the Company to compile the requested information. Over the weeks of September 8, 15 and 22, 2008, the Company and KSA continued to respond to Parent due diligence requests.

On September 9, 2008, Mr. Meyer transmitted to Parent an initial draft of the Merger Agreement that was prepared by Gibson Dunn. On the same date, the Company issued a press release announcing its financial results for the third fiscal quarter of 2008, in which the Company reported a net loss of $9.6 million, or $0.65 per basic and diluted share. In that press release, the Company also announced that it was exploring strategic alternatives to enhance stockholder value, including a potential sale or merger of the Company, and that it had retained KSA as its financial advisor to evaluate strategic alternatives.

On September 18, 2008, the Board held a special meeting to discuss the status of the sale process, the pending expiration of the Company’s stockholder rights plan, or poison pill (the “Rights Plan”), and a potential management change in control incentive plan (the “Change in Control Plan”). At the meeting, KSA provided an update on the strategic review process to the Board. KSA discussed parties who had expressed interest since the announcement that the Company was exploring strategic alternatives. Upon review of the interested party profiles with KSA and based on the need to engage parties that offered the ability to move promptly with a high degree of certainty to close, the Board determined that none of the inquiring parties was of a profile that warranted further pursuit at that time.

At this meeting, Gibson Dunn also advised the Board with respect to alternatives in connection with the Rights Plan, which was scheduled to expire on October 5, 2008. While the Board indicated that it would not renew the Rights Plan in the current circumstances, the Board deferred consideration of whether to effect the early termination of the Rights Plan until it had reached a more definitive stage with respect to negotiations for a potential sale of the Company. The Board also adopted the Change in Control Plan to provide an incentive to management to work expeditiously toward the completion of a transaction and, if desired by a purchaser, to provide post-closing transition services. Finally, KSA updated the Board that the Gekko sale process was not proceeding as promptly as desired and that continuing diligence requests were being addressed with interested parties.

On September 19, 2008, Parent’s legal counsel, Sheppard Mullin Richter & Hampton LLP (“Sheppard Mullin”), provided a markup of the Merger Agreement that had been sent to Parent on September 9, 2008. Mr. Meyer and Gibson Dunn reviewed the markup and provided a responsive draft to Sheppard Mullin on September 24, 2008.

On September 22, 2008, representatives from Parent, Gekko and KSA met at Gekko’s Phenix City, Alabama location for a Gekko management presentation. On September 23, 2008, KSA received further data requests from Parent and worked with members of the Company to compile the necessary data. On September 24, 2008, additional requested information was provided to Parent.

On or about September 26, 2008, Parent requested an extension of its exclusivity period. Mr. Meyer, however, declined on behalf of the Company to move forward with a potential extension, unless Parent confirmed its price indication and submitted a draft of the Merger Agreement containing terms more favorable to the Company, focused on speed and certainty of closing, prior to expiration of the exclusivity period on September 29, 2008. On September 29, 2008, Gibson Dunn and Sheppard Mullin had a conference call to discuss open issues on the Merger Agreement, but Parent did not submit the requested draft of the Merger Agreement before expiration of the exclusivity period, and it therefore expired on September 29, 2008.

On September 30, 2008, shortly after the Dow Jones Industrial Average’s fall of approximately 778 points in one trading day, Parent informed Mr. Meyer that it would not be moving forward with the acquisition of the Company. Mr. Meyer was informed that Parent was discussing with adidas the possibility that Parent would submit a drastically reduced price indication in light of recent trends at the Company and adidas’ increasing discomfort with the acquisition. However, even that lower price indication was rejected by adidas, and Parent was further instructed not to pursue the Ashworth acquisition.

Meanwhile, on October 1, 2008, KSA resumed dialogue with Party A and Party B. Party A confirmed continued interest and its access to the separate data room was restored. Party B informed KSA that it was focusing on other initiatives and was not interested in pursuing the opportunity further. KSA also received Board authorization to reach out to a Party D. From October 1, 2008 through October 9, 2008, Mr. Meyer and KSA continued discussions with Party A, submitted a draft Merger Agreement for review and comment, and emphasized the need to proceed promptly and the importance of certainty of close. However, Party A expressed a reluctance to move forward quickly, even at a significantly reduced price, citing market turmoil, the need for substantial additional due diligence and the large prospective earnings dilution it would incur as a result of a transaction.

On October 2, 2008, the Board held a special meeting to review the status of the sale process. Mr. Meyer reported that Parent had terminated negotiations, but that he and KSA were reaching out to Party A and Party B to attempt to generate interest in moving forward with a transaction, in spite of the significant challenges that a transaction with either party would entail, especially with respect to the license agreement with Callaway. The Board also revisited the liquidity challenges facing the Company and the difficulty that the Company would face in attempting to secure any new credit facilities. KSA reported that no significant progress had been made with the interested parties in the Gekko process. KSA further reported that Gekko had recently learned that one of its largest customers was apparently planning to significantly curtail its purchasing from Gekko. KSA reported that it had notified interested parties of this negative development and that Gekko management was in the process of quantifying the impact of anticipated reductions with its key customer. At this meeting, the Board elected not to renew its Rights Plan in order to provide the most favorable circumstances for a potential acquiror to emerge.

On or about October 6, 2008, Mr. Meyer contacted Mr. King and suggested that Parent re-consider termination of discussions and negotiations, even at a lower price than originally contemplated. Mr. King indicated that he would inquire whether adidas would be interested in pursuing a transaction at a reduced price.

On October 8, 2008, the price of Company’s common stock hit a 52-week low of $1.42, and closed at $1.62. After the market close, KSA received a verbal offer through Parent’s financial advisor for $1.90 per outstanding share, subject to adjustment in the event that a then-undetermined liability threshold were exceeded, contingent upon signing a definitive agreement by October 11, 2008 and also contingent upon obtaining a lock-up of the Knightspoint Group shares. Parent also requested a renewed exclusivity period for negotiation. On behalf of the Company, Mr. Meyer refused to renew the exclusivity period, but negotiation of a definitive agreement resumed. On October 8, 2008, Sheppard Mullin sent a revised Merger Agreement to Gibson Dunn that reflected the reduced purchase price of $1.90 per share, subject to adjustment, and, on October 9, 2008, Gibson Dunn sent a responsive draft to Sheppard Mullin.

On October 9, 2008, KSA received an executed confidentiality agreement from Party D. Discussions with Party D did not proceed beyond this initial stage before the October 12, 2008 meeting of the Board described below.

During the morning of October 10, 2008, the Board held a special meeting to discuss developments in the sale process. Gibson Dunn provided a summary of the status of negotiations with Parent. The Board observed that its liquidity challenges were worsening and that general market conditions were rapidly deteriorating. The Board also reviewed the status of negotiations with Party A. Mr. Meyer indicated that Party A was straightforward about the difficulty it faced moving forward with a transaction as proposed, including with respect to a large prospective earnings dilution and the inability to reduce substantial costs in the near term, and even suggested possibly acquiring the Company out of bankruptcy in a pre-packaged deal. Management present at the meeting communicated that vendors were expressing increasing nervousness about the financial position of the Company. Gibson Dunn advised the Board with respect to its fiduciary duties, including those arising when an entity enters the zone or vicinity of insolvency. Mr. Meyer indicated to the Board that he would contact Parent with a counter-offer of $3 per share or higher to assess whether Parent would be receptive to a higher price.

During the afternoon of October 10, 2008, Gibson Dunn attended a meeting at Sheppard Mullin’s Costa Mesa offices to negotiate legal issues in connection with the Merger Agreement, including, among other matters, the terms and conditions of the proposed Offer, the circumstances for extending the proposed Offer, the Company’s representations, warranties and covenants, the definition of “material adverse effect” and its impact on the rights of the parties in the proposed Merger Agreement, the obligations of the parties with respect to obtaining antitrust clearances and the termination rights of Parent and the Company, including the amount and under what circumstances the Company would pay a termination fee to Parent. Later that evening, Sheppard Mullin distributed another revised draft of the Merger Agreement. In the morning of October 11, 2008, Gibson Dunn and Sheppard Mullin engaged in a conference call to discuss remaining legal issues in connection with the Merger Agreement. Later that evening, Gibson Dunn sent a revised Merger Agreement to Sheppard Mullin, to KSA and to the Board for review prior to its meeting the next morning. That night, Sheppard Mullin sent a responsive draft to Gibson Dunn with minor changes.

On October 11, 2008, Mr. Meyer contacted Mr. King to communicate the counter-offer. Mr. King informed Mr. Meyer that there could be no increase to the price.

During the morning of October 12, 2008, Mr. Meyer instructed Gibson Dunn to address the minor changes in the draft Merger Agreement and distribute a further draft to Sheppard Mullin. Gibson Dunn did so. Mr. Meyer also contacted Mr. King to inform him that the Knightspoint Group would need the offer to be increased to $2.25 per share in order to enter into the Tender Agreement. Shortly thereafter, Mr. King informed Mr. Meyer that $1.90 per share was Parent’s final offer and that Parent would not proceed at a higher price.

At the October 12, 2008 meeting, the Board reviewed attempts to secure a higher deal price. Despite these efforts, including the demand for $2.25 per share made earlier that morning, Parent refused to increase the price and also threatened to walk away if the $1.90 per share offer price were not acceptable. Mr. Meyer advised that he did not believe a higher price could be obtained from Parent without risking collapse of the deal as adidas’ continuing commitment to proceed at even the offered price was uncertain in light of intensifying market turmoil (the Dow Jones Industrial Average fell a further 807 points (approximately) over the preceding two trading days) and Ashworth’s rapidly deteriorating business. Mr. Meyer also reminded the Board that Parent was uniquely situated to agree to a deal with the requisite speed and other accommodations the Company required to be reasonably assured of a successful close in view of significant liquidity and operational challenges, including those related to the license with Callaway. Next, Gibson Dunn provided a detailed description of the Merger Agreement and responded to questions. At the request of the Board in connection with its desire that any potential transaction have a relatively high degree of likelihood that it would be consummated, Gibson Dunn also focused on the circumstances under which the Merger Agreement could or could not be terminated.

Mr. Meyer explained to the Board that Parent had refused to proceed with a transaction unless he and other members of the Knightspoint Group, the largest stockholder group of the Company, entered into the Tender Agreement with Parent. Mr. Meyer informed the Board that he and the other Knightspoint Group members were prepared to enter into the Tender Agreement in their capacities as stockholders (not, in the case of Mr. Koeneke and Mr. Meyer, in their capacities as members of the Board).

The Board then re-reviewed the various strategic alternatives the Board had explored or pursued. This review included the inability to improve liquidity from the potential sale of the Company’s Oceanside Embroidery and Distribution Center due in part to the approximately $8 million of lease obligations that would be accelerated and to other valuation considerations. Improved liquidity from operational changes also was questionable in the near-to-mid term as a result of, among other matters, deteriorating market conditions. The Board also discussed the very difficult challenges of raising funds to meet future liquidity problems given current market conditions, as well as large and growing operating losses, highly negative sales and booking trends and uncertainty regarding the Callaway relationship. KSA noted that traditional sources of financing for soft goods suppliers were limited at this time.

KSA then reviewed the Company’s continued efforts to attract a buyer for Gekko. While an interested party was continuing to do diligence at a relatively slow pace, earlier indications of interest at acceptable price ranges had essentially been withdrawn, as a result of market and economic conditions as well as the very recent expected loss by Gekko of one of its largest customers. As a result of these circumstances, KSA advised that the Board should not expect a near-term Gekko transaction on favorable terms.

KSA also summarized the Company’s recent efforts to solicit buyer interest for the Company as a whole, recognizing the market’s knowledge that the Company was receptive to being acquired (dating back to the process begun in 2005). Mr. Meyer reviewed with the Board discussions with the Chief Executive Officer of Party A as part of an effort to generate interest. In view of recent market turmoil, industry deterioration and Company-specific issues, the Chief Executive Officer of Party A had clearly lost keen interest to acquire the Company at a favorable price, citing potential dilution to Party A, an inability to significantly reduce Company costs in the near-term and other factors. In this regard, the Chief Executive Officer of Party A raised the possibility of acquiring the Company out of the bankruptcy court as part of a pre-packaged plan. Mr. Meyer finally noted the reality of the required consent of Callaway to retain the Callaway license agreement on a change in control and reviewed a range of other expected difficulties that could be expected in seeking a transaction with Party A.

KSA discussed the acute concerns with respect to the Company’s diminishing availability under its line of credit with Bank of America, as well as the challenging present credit environment for financing alternatives. KSA also reviewed with the Board the Company’s current financial performance, including booking results for Spring 2009, and discussed the Company’s ongoing operating losses.

Finally, KSA led the Board in a discussion of KSA’s financial analysis of the proposed transaction, which had been provided to the Board on October 11, 2008. KSA rendered an oral opinion to the Board (which was confirmed in writing by delivery of KSA’s written opinion dated October 12, 2008) to the effect that, as of October 12, 2008 and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other factors considered by KSA in preparing its opinion, the Offer Price to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to the Company’s stockholders.

The Board, management and outside advisors continued with further discussion of the Merger Agreement, alternatives that have been examined or pursued and the serious nature of the Company’s liquidity position in the context of the current credit markets. The uncertainty of larger economic and market developments outside of the Company’s control was also discussed. The Board also re-reviewed the process with Parent and the reasons why earlier price indications were no longer available.

After extensive discussion, the Board (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to, and in the best interest of, the Company and its stockholders;

(ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared its advisability in accordance with the relevant provisions of the DGCL; (iii) resolved to recommend that the Company’s stockholders tender their shares of common stock in the Offer and, if required by the DGCL, directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption and approval; (iv) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement; (v) confirmed the acceleration of unvested stock options and restricted stock under the Company’s equity incentive plans consistent with the terms of the Merger Agreement; and (vi) authorized indemnification of the Knightspoint Group for legal expenses that may be incurred by them from any claims arising out of the Tender Agreement.

Subsequent to approval of the Merger Agreement by the Board, the Merger Agreement substantially in the form approved by the Board was executed and delivered by the Company, Parent and the Purchaser on October 13, 2008. That morning, and prior to the opening of trading on the Nasdaq Stock Market, the Company and Parent issued a joint press release announcing that they had entered into the Merger Agreement.

Reasons for the Offer and the Merger

In evaluating the Offer, the Merger and the Merger Agreement, the Board consulted with the Company’s management, legal counsel and financial advisors. In reaching its decision that the Offer and the Merger are advisable and fair to, and in the best interest of, the Company’s stockholders, and in reaching its recommendation that stockholders tender their Shares in the Offer, and, if applicable, vote in favor of the Merger, the Board considered a number of factors, including the following material factors, that the Board viewed as supporting its recommendation.

•	Strategic Alternatives to Sale Transaction. Throughout the process that the Board conducted to evaluate strategic alternatives available to the Company, the Board considered possible alternatives to the proposed transaction with Parent, including continuing to execute on its strategic plan as an independent company, selling assets or subsidiaries of the Company and refinancing the Company’s existing indebtedness through various capital raising and investment transactions. The Board also considered the strategic fit and the revenue base and financial resources of Parent, which it believed to be a significant benefit that could not be obtained by remaining an independent company. The Board concluded (after taking into account the current and historical financial condition, results of operations, competitive position, business prospects, opportunities and strategic objectives of each of the Company and Parent, including the potential risks involved in achieving those prospects and objectives) that on a risk-adjusted basis, the Offer Price is greater than the long-term value inherent in the Company as a stand-alone entity.

•	Solicitation of Other Parties Prior to Execution of the Merger Agreement. The Board considered that it, with the assistance of KSA, had discussions with numerous third parties in connection with the Board’s strategic review process, and determined that Parent’s offer was the most attractive offer for the Company’s stockholders resulting from that process.

•	Opinion of KSA. The Board considered the oral opinion of KSA (which was confirmed in writing by delivery of KSA’s written opinion dated October 12, 2008) with respect to the fairness, from a financial point of view, of the Offer Price to be received in the Offer and the Merger, taken together, by the holders of Shares (other than Parent, the Purchaser and their respective affiliates). The opinion of KSA is discussed in further detail below.

•	Timing and Certainty of Completion. The Board considered the anticipated timing and relative certainty of consummation of the Offer, including the structure of the transaction as a tender offer for all Shares. This transaction structure may enable the Company’s stockholders to receive the Offer Price and obtain the benefits of the transaction more promptly than might be the case in other transaction structures.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered the Company’s ability under certain circumstances to engage in negotiations or discussions with, and to provide information to, any third party that, after the date of the Merger Agreement, makes a bona fide competing acquisition proposal.

•	Ability to Terminate the Merger Agreement to Accept a Superior Proposal. The Board considered the Company’s ability, following receipt of certain competing acquisition proposals after the date of the Merger Agreement that are more favorable from a financial point of view to the Company’s stockholders, to change its recommendation with respect to the Offer and the Merger and terminate the Merger Agreement if certain conditions are satisfied, including if the Board determines in good faith (after consulting with the Company’s outside legal counsel) that the failure to do so would be inconsistent with the Board’s exercise of its fiduciary duties, notwithstanding that Company would be required to pay Parent a termination fee of $2,000,000.

In addition to those set forth above, the Board considered a number of additional factors, including the following potentially negative factors:

•	Discouraging Other Prospective Buyers. The Board considered that entering into a definitive agreement with Parent, and that certain provisions of the Merger Agreement, such as the non-solicitation and termination fee provisions, may have the effect of discouraging other prospective buyers from pursuing a more advantageous business combination with the Company.

•	Transaction Costs. The Board considered the significant costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger and the related disruptions to the operation of the Company’s business, including the risk that the operations of the Company would be disrupted by employee concerns or departures following announcement of the Offer and the Merger.

•	Interim Restrictions on Business. The Board considered that, pursuant to the Merger Agreement, the Company is required to obtain Parent’s consent before it can take a variety of actions during the period of time between the signing of the Merger Agreement and the closing of the Merger.

•	Effect of Failure to Complete Transactions. The Board considered the adverse effect on the Company’s business and ability to attract and retain key management personnel if the Offer and the Merger were not consummated.

•	Interests of Management. The Board considered the fact that some of the Company’s executives may have an interest in the Offer and the Merger that are different from, or in addition to, those of the Company’s stockholders, as a result of agreements referred to in Item 3 of this Statement.

•	Parent’s Termination Right if a Majority of Shares are Not Tendered. The Board considered Parent’s right to terminate the Offer and the Merger Agreement in the event that the Minimum Condition is not met by 120 calendar days after commencement of the Offer.

The Board concluded, however, that many of these risks could be managed or mitigated by the Company or were unlikely to have a material effect on the Offer, the Merger or the combined company, and that, overall, the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the members of the Board viewed their position and recommendation as being based on the totality of the information presented to and considered by them. Individual members of the Board may have given different weight to different factors.

The foregoing discussion of factors considered by the Board is not meant to be exhaustive but includes the material factors considered by the Board in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that stockholders accept the Offer, tender their Shares and approve the Merger Agreement and the Merger. Moreover, the foregoing is not meant to imply that the Merger Agreement and the transactions contemplated thereby were approved unanimously, as James B. Hayes opposed the transaction and Stephen G. Carpenter, who was not present at the meeting when the Merger Agreement was approved, subsequently indicated that he was opposed to the transaction.

Intent to Tender

After reasonable inquiry and to the best knowledge of the Company, the directors and executive officers of the Company who own Shares intend to tender in the Offer all such Shares that each person owns of record or beneficially. See Item 3 for a discussion of the treatment of outstanding stock options after consummation of the Merger.

Opinion of Kurt Salmon Associates Capital Advisors, Inc.

Overview.  Pursuant to an engagement letter, dated as of May 5, 2008, as amended on June 4, 2008 (the “Engagement Letter”), the Company retained KSA as its exclusive financial advisor in connection with the Offer and the Merger (collectively, the “Transaction”).

Opinion.  At the meeting of the Board on October 12, 2008, KSA rendered its oral opinion to the Board that, based upon and subject to the factors and assumptions set forth in its opinion, the Offer Price (i.e., the right, in the case of the Offer, to receive for each share of Company common stock $1.90 in cash, and, in the case of the Merger, to convert each share of Company common stock into the right to receive $1.90 in cash, all as described in the Merger Agreement and summarized in KSA’s written opinion) to be received by such holders, other than Dissenting Shares (as defined in the Merger Agreement) or any shares of Company common stock held in the treasury of the Company or owned by the Company or its affiliates, is fair, from a financial point of view, to the Company’s common stockholders as of the date the Offer Price is to be received by such stockholders. KSA confirmed its oral opinion by delivering its written opinion, dated as of October 12, 2008, to the Board.

The full text of the written opinion of KSA, dated as of October 12, 2008, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by KSA in rendering its opinion, is attached as Annex A to this Statement and is incorporated herein by reference. The summary of KSA’s opinion below is qualified in its entirety by reference to the full text of the opinion, and the Company’s stockholders are urged to read the opinion carefully and in its entirety. KSA provided its opinion to the Board in connection with, and for the purpose of, the Company’s evaluation of the Transaction. KSA’s opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote with respect to any matter.

In arriving at its opinion, KSA reviewed and analyzed such materials and considered such financial and other factors that it deemed relevant under the circumstances. In addition, KSA has:

•	reviewed the financial terms and conditions of the draft Merger Agreement provided to KSA and the Board by the Company’s legal counsel on October 11, 2008;

•	reviewed and analyzed certain financial and other data with respect to the Company, which was publicly available or made available to KSA from internal records of the Company;

•	reviewed and analyzed certain internal financial projections for the quarter ending October 31, 2008 and fiscal year ending October 31, 2009, on a stand-alone basis provided to KSA by the management of the Company;

•	reviewed and analyzed management’s line of credit availability projection;

•	compared the financial performance of the Company with that of certain other publicly traded companies deemed by KSA to be relatively and reasonably comparable to the Company or otherwise relevant to KSA’s inquiry;

•	reviewed the financial terms, to the extent publicly available, of certain transactions deemed by KSA to be relatively and reasonably comparable or otherwise relevant to KSA’s inquiry;

•	reviewed and analyzed the reported prices and trading history of the Shares from October 10, 2003 to October 10, 2008;

•	performed a discounted cash flows analysis for the Company on a stand-alone basis utilizing management’s financial projection for the fiscal year ending October 31, 2009 and applying certain sensitivity analysis for the fiscal years ending October 31, 2010 and beyond; and

•	reviewed other financial studies, analyses and investigations KSA deemed appropriate, including KSA’s assessment of general economic, market and monetary conditions.

KSA also held discussions with the management of the Company concerning its business and operations, assets, present condition and future prospects, participated in discussions and negotiations among representatives of the Company and Parent, and undertook such other studies, analyses and investigations as KSA deemed relevant and appropriate.

KSA relied upon and assumed the accuracy and completeness of all information supplied or otherwise made available to KSA, discussed with or reviewed by or for KSA, or publicly available, and KSA did not assume any responsibility for independently verifying such information and did not undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company and was not furnished with any such evaluation or appraisal. KSA expressed no opinion regarding the liquidation value of the Company. In addition, KSA did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the projections furnished to or discussed with KSA by the Company, KSA assumed that they had been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company, and KSA expressed no opinion with respect to such forecasts or the assumptions upon which they were based. KSA further relied upon the assurances of senior management of the Company that they were not aware of any facts that would make such financial or other information relating to the Company inaccurate or misleading. KSA further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Parent and without reducing the contemplated benefits of the Transaction to the Company or the holders of Company common stock.

KSA’s opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated only as of the date of the opinion. It should be understood that subsequent developments may affect the opinion and that KSA assumed no responsibility to update, revise or reaffirm the opinion based upon events or circumstances occurring after the date hereof. Further, KSA expressed no opinions on matters of legal, regulatory, tax or accounting nature relating to or arising out of the proposed Transaction and relied, with the Company’s consent, on the advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Merger Agreement. Without limiting the generality of the foregoing, KSA did not undertake any independent analysis of any current, pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, and, at the direction of the Company and with its consent, KSA’s opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

In accordance with customary investment banking practice, KSA employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by KSA in connection with providing its opinion.

Projections.  The projections furnished to KSA for the Company were prepared by the management of the Company. The Company does not publicly disclose internal management projections of the type provided to KSA in connection with KSA’s analysis of the Transaction, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

Comparable Public Companies Analysis.  Using publicly available information, KSA compared selected financial and operating data of the Company with similar data for selected publicly traded companies engaged in businesses that KSA deemed to be relevant to the Company’s business. The companies were selected, among other reasons, because they share similar business characteristics to the Company based on operational characteristics and financial metrics, on one hand, and because of their significant exposure to the apparel industry in the United States, on the other hand. However, none of the companies selected is identical or directly comparable to the Company. Accordingly, KSA made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies. Other companies were considered but not deemed relevant.

Comparable Precedent Transactions Analysis.  KSA analyzed publicly available information regarding numerous apparel industry transactions.

Discounted Cash Flow Analysis.  KSA conducted a discounted cash flow analysis for the purposes of determining the fully diluted equity value per share for the Company’s common stock.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by KSA. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. KSA believes that the foregoing summaries and their respective analyses must be considered as a whole and that selecting portions of the foregoing summaries and their respective analyses, without considering all of the analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, KSA did not attribute any particular weight to any analysis or factor (positive or negative), considered in isolation, that supported or failed to support its opinion. Rather, KSA considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by KSA are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, KSA’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of KSA’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purpose of KSA’s analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Transaction.

KSA’s opinion was provided to the Board in connection with the Board’s consideration of the proposed Transaction and was only one of many factors considered by the Board in evaluating the proposed Transaction. Neither KSA’s opinion nor its analyses were determinative of the Offer Price or of the views of the Board or the Company’s management with respect to the proposed Transaction or the Offer Price. The type and amount of consideration payable in the proposed Transaction were determined through negotiation between the Company and Parent, and the decision to enter into the Offer and the Merger was solely that of the Board.

KSA, as a customary part of its investment banking business, engages in the valuation of businesses and their securities in connection with mergers and acquisitions.

In rendering its opinion, KSA assumed that the proposed Transaction will be consummated on substantially the same terms as described in the Merger Agreement, without any waiver of any material terms or conditions by the Company. Further, KSA assumed that, in all respects material to its analysis, the representations and warranties of the Company and Parent contained in the Merger Agreement are true and correct and that each of the parties to the Agreement will perform all of the covenants and agreements to be performed by it under the Merger Agreement.

KSA’s opinion addresses only the fairness, from a financial point of view, of the Offer Price to be paid to the holders of Company common stock in the proposed Transaction, and KSA did not express any views on any other terms of the proposed Transaction. Specifically, KSA’s opinion did not address the Company’s underlying business decision to effect the proposed Transaction as compared to any alternative business strategies that might exist for the

Company, the financing of the Transaction or the effects of any other transaction in which the Company might engage. Furthermore, KSA expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Transaction, or any class of such persons relative to the Offer Price to be received by the holders of Company common stock in the Transaction or with respect to the fairness of any such compensation.

KSA did not express any opinion as to the price or range of prices at which the Company’s common stock may trade subsequent to the public announcement of the Transaction.

For services rendered in connection with the proposed Transaction, the Company has agreed to pay KSA a non-refundable retainer fee of $100,000, credited against a contingent success fee of 1.75% of the total Transaction consideration. The entirety of such contingent success fee will become payable only if the proposed Merger is consummated. In addition, the Company has agreed to reimburse KSA for its expenses incurred in connection with its services and will indemnify KSA against certain liabilities in connection with its services.

During the prior two years preceding the date of this opinion, KSA provided a range of general management consulting services to an affiliate of Parent in Europe and Asia. Neither KSA nor its affiliates have had any other significant commercial or investment banking relationships with the Company, Parent or the Purchaser.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used.

KSA

The Company has retained KSA as its financial advisor in connection with the Offer and Merger. The Company has also engaged KSA to provide a financial opinion in connection with the Merger Agreement, the Offer and the Merger, which is attached hereto as Annex A and is incorporated herein by reference.

For services rendered in connection with the proposed Transaction, the Company has agreed to pay KSA a non-refundable retainer fee of $100,000, credited against a contingent success fee of 1.75% of the total Transaction consideration. The entirety of such contingent success fee will become payable only if the proposed Merger is consummated. In addition, the Company has agreed to reimburse KSA for its expenses incurred in connection with its services and will indemnify KSA against certain liabilities in connection with its services.

Item 6.  Interest in Securities of the Subject Company.

Except as noted in the following sentence, no transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company’s knowledge after a review of Form 4 filings, by any executive officer, director or affiliate of the Company. On September 12, 2008, David Meyer was granted an option to purchase 5,000 Shares at an exercise price of $3.30.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Shares; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company. Parent has indicated that it expects to provide its consent to the Company’s continued exploration of a potential sale of Gekko, and the Company intends to continue such exploration. The Company has verbally agreed to use commercially reasonable efforts to cause Black Sheep Partners, a holder of less than 1% of the outstanding Shares, to enter into the Tender Agreement.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.  Additional Information.

Delaware General Corporation Law.

The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer and the Merger.

Short-Form Merger

Under Section 253 of the DGCL, if Parent acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Parent will be able to effect the Merger after the completion of the Offer without a vote by the Company’s stockholders. Under the terms of the Merger Agreement and subject to the conditions contained therein, Parent has the option, exercisable after its purchase of Shares pursuant to the Offer, to purchase from the Company such number of Shares that, when added to the number of Shares owned by Parent, will constitute one Share more than 90% of the outstanding Shares on a fully diluted basis, as described in the Merger Agreement. If Parent does not acquire at least 90% of the outstanding Shares pursuant to the Offer, such option or otherwise, a vote by the Company’s stockholders will be required under the DGCL to effect the Merger. If a vote by the Company’s stockholders is required, the Company will be required to comply with the federal securities laws and regulations governing votes of its stockholders. Among other matters, the Company will be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time will be required to effect the Merger. This will delay payment of the Merger Consideration to stockholders who do not tender their Shares in the Offer. It is a condition to the completion of the Offer that more than 50% of the fully diluted Shares (together with the Shares that are directly or indirectly held by Parent), as described in the Merger Agreement, be tendered in the Offer. In addition, Parent and the Purchaser will cause all of the Shares acquired by them in the Offer or otherwise owned by them, if any, to be voted in favor of the adoption of the Merger Agreement. If the Minimum Condition is satisfied and the Offer is consummated, the Shares owned by Parent and the Purchaser would represent more than 50% of the outstanding Shares, comprising voting power sufficient to approve the Merger Agreement without the vote of any other stockholder. Accordingly, adoption of the Merger Agreement would be assured.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. If the Merger is consummated, holders of Shares at the effective time of the Merger may have the right pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the amount of the Merger Consideration or the market value of the Shares. The value so determined could be more or less than the Merger Consideration. Holders of Shares should be aware that an opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL.

With respect to the Merger, if no vote of the Company’s stockholders is required because Parent effects the Merger pursuant to Section 253 of the DGCL, then appraisal rights will be available in connection with such Merger.

Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the Merger, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

Merger Moratorium Law

Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person that beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the date such person became an interested stockholder unless:

(i)	before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

(ii)	upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

(iii)	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Board approved the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL on October 12, 2008, as described in Item 4 of this Statement above. Therefore, the restrictions of Section 203 of the DGCL will not apply to the Merger or the transactions contemplated by the Merger Agreement.

Antitrust Laws.

United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Parent pursuant to the Offer is not subject to such requirements. Accordingly, neither Parent nor the Company will file a Notification and Report Form with respect to the Offer.

Foreign Competition Law Filings

The purchase of Shares by Parent pursuant to the Offer may be subject to the competition laws of certain foreign countries, which may require the filing of information with, or the obtaining of approval of, regulatory authorities. As of the date hereof, Parent has advised the Company that Parent believes that it (and potentially the Company) will be required to make such filings in Germany, Austria, Turkey and Slovakia.

Top-Up Option.

The summary of the Top-Up Option in Section 12 of the Offer to Purchase is incorporated herein by reference.

Item 9.  Exhibits.

The following Exhibits are filed herewith:

Exhibit No.	Description

(a)(1)	Outline of Town Hall Meeting, dated as of October 13, 2008, incorporated by reference to Ashworth, Inc.’s preliminary communication filed under cover of Schedule 14D-9 on October 14, 2008.
(a)(2)	Joint press release issued by Ashworth, Inc. and Taylor Made Golf Company, Inc. on October 13, 2008, incorporated by reference to Ashworth, Inc.’s preliminary communication filed under cover of Schedule 14D-9 on October 14, 2008.
(a)(3)	Offer to Purchase, dated as of October 20, 2008, incorporated by reference to Exhibit (a)(1)(a) to the Schedule TO of Taylor Made Golf Company, Inc. and PHX Acquisition Corp. filed on October 20, 2008.
(a)(4)	Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(b) to the Schedule TO of Taylor Made Golf Company, Inc. and PHX Acquisition Corp. filed on October 20, 2008.
(a)(5)	Opinion, dated as of October 12, 2008, of Kurt Salmon Associates Capital Advisors, Inc. (attached hereto as Annex A).*
(a)(6)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex B).*
(e)(1)	Agreement and Plan of Merger, dated as of October 13, 2008, by and among Taylor Made Golf Company, Inc., PHX Acquisition Corp. and Ashworth, Inc., incorporated by reference to Exhibit 99.2 of Ashworth, Inc.’s Current Report on Form 8-K filed on October 14, 2008.
(e)(2)	No-Shop Agreement, dated as of September 8, 2008, by and between Ashworth, Inc. and adidas AG.*
(e)(3)	Stockholder Tender Agreement and Irrevocable Proxy, dated as of October 13, 2008, by and between Taylor Made Golf Company, Inc. on the one hand, and David M. Meyer, Michael S. Koeneke, Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Ramius Value and Opportunity Master Fund Ltd (f/k/a Starboard Value & Opportunity Master Fund, Ltd) and Parche, LLC, on the other hand, incorporated by reference to Exhibit 99.2 of Ashworth, Inc.’s Current Report on Form 8-K filed on October 14, 2008.
(e)(4)	Amended and Restated Nonqualified Stock Option Plan, dated November 1, 1996, incorporated by reference to Exhibit 10(i) to Ashworth, Inc.’s Form 10-K for the fiscal year ended October 31, 2000.
(e)(5)	Amended and Restated Incentive Stock Option Plan, dated as of November 1, 1996, incorporated by reference to Exhibit 10(j) to Ashworth, Inc.’s Form 10-K for the fiscal year ended October 31, 2000.
(e)(6)	Amended and Restated 2000 Equity Incentive Plan, dated December 14, 1999, adopted by the stockholders on March 24, 2000, incorporated by reference to Exhibit 4.1 to Ashworth, Inc.’s Form S-8 filed on December 12, 2000.
(e)(7)	Form of Stock Option Agreement for issuance of stock option grants to each of Ashworth, Inc.’s executive officers and non-employee directors on December 21, 2004, incorporated by reference to Exhibit 10.1 to Ashworth, Inc.’s Form 8-K filed on December 22, 2004.
(e)(8)	Non-statutory stock option plan and agreement, dated as of October 24, 2007, by and between Ashworth, Inc. and optionee, incorporated by reference to Exhibit 10.2 to Ashworth, Inc.’s Form 8-K filed on October 30, 2007.
(e)(9)	Eric Salus Agreement (2008) between Ashworth, Inc. and Eric Salus, dated as of October 8, 2008.*
(e)(10)	Consulting Agreement between Fletcher Leisure Group, Ltd. and the Company, effective January 11, 2008, incorporated by reference to Exhibit 10(ap) to Ashworth, Inc.’s Form 10-K filed on January 14, 2008.

Exhibit No.	Description

(e)(11)	Ashworth/Koeneke Agreement between Ashworth, Inc. and Michael S. Koeneke, dated as of August 6, 2008, incorporated by reference to Exhibit 10(f) to Ashworth, Inc.’s Form 10-Q for the quarterly period ended July 31, 2008.
(e)(12)	Ashworth/Meyer Agreement between Ashworth, Inc. and David M. Meyer, dated as of August 6, 2008, incorporated by reference to Exhibit 10(g) to Ashworth, Inc.’s Form 10-Q for the quarterly period ended July 31, 2008.
(e)(13)	Ashworth, Inc. Management Change in Control Plan, dated as of September 19, 2008, incorporated by reference to Exhibit 10.1 to Ashworth, Inc.’s Form 8-K filed on September 22, 2008.
(e)(14)	Employment Letter, dated as of May 23, 2007, between Edward J. Fadel and Ashworth, Inc., incorporated by reference to Exhibit 10.1 to Ashworth, Inc.’s Form 8-K filed on May 25, 2007.
(e)(15)	Employment Letter, dated as of October 24, 2007, between Greg W. Slack and Ashworth, Inc., incorporated by reference to Exhibit 10.3 to Ashworth, Inc.’s Form 8-K filed on October 30, 2007.
Annex A	Opinion, dated as of October 12, 2008, of Kurt Salmon Associates Capital Advisors, Inc.*
Annex B	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2008

ASHWORTH, INC.

By:	/s/ Allan H. Fletcher Name: Allan H. Fletcher Title: Chief Executive Officer

Annex A

STRICTLY CONFIDENTIAL

October 12, 2008

The Board of Directors
Ashworth, Inc.
2765 Loker Avenue
Carlsbad, CA 92008

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Ashworth, Inc. (the “Company”) of the Offer Price (as defined below) to be paid to such holders in the proposed Transaction (as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, TaylorMade-adidas Golf Company (the “Acquiror”) and its wholly-owned subsidiary, PHX Acquisition Corp. (the “Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause the Acquisition Sub to commence a tender offer (the “Tender Offer”) to purchase, on the terms and conditions set forth in the Agreement, all of the outstanding Company Common Stock, at a price per share of Company Common Stock of $1.90 net to the holders of such Company Common Stock payable in cash (the “Offer Price”). The Agreement further provides that, following completion of the Tender Offer, the Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Offer Price payable in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

Kurt Salmon Associates Capital Advisors, Inc. (“KSA CA”), as a customary part of our investment banking business, engages in the valuation of businesses and their securities in connection with mergers and acquisitions. KSA CA has acted as financial advisor to the Company in connection with the Merger and will receive a fee from the Company, the principal portion of which is contingent upon the consummation of the Merger. The Company has also agreed to reimburse our expenses and indemnify KSA CA against certain liabilities in connection with our services. During the prior two years preceding the date of this opinion, we have provided a range of general management consulting services to an affiliate of the Acquiror in Europe and Asia. Neither we nor our affiliates have had any other significant commercial or investment banking relationships with the Company, the Acquiror or the Acquisition Sub.

The Peachtree ï 1355 Peachtree Street NE, Suite 900 ï Atlanta, GA 30309
PHONE 404.892.0321 ï FAX 404.253.0373

www.ksacapitaladvisors.com

The Board of Directors	October 12, 2008
Ashworth, Inc.

In connection with our role as financial advisor to the Company, and in arriving at our Opinion, we have reviewed and analyzed such materials and considered such financial and other factors that we deemed relevant under the circumstances. In addition, we have:

(i)	reviewed the financial terms and conditions of the draft Agreement provided to us by the Company’s legal counsel on October 11, 2008;

(ii)	reviewed and analyzed certain financial and other data with respect to the Company, which was publicly available or made available to us from internal records of the Company;

(iii)	reviewed and analyzed certain internal financial projections for the quarter ending October 31, 2008 and fiscal year ending October 31, 2009, on a stand-alone basis provided to us by the management of the Company (the “Projections”);

(iv)	reviewed and analyzed management’s line of credit availability projection;

(v)	compared the financial performance of the Company with that of certain other publicly-traded companies deemed by us to be relatively and reasonably comparable to the Company or otherwise relevant to our inquiry;

(vi)	reviewed the financial terms, to the extent publicly available, of certain transactions deemed by us to be relatively and reasonably comparable or otherwise relevant to our inquiry;

(vii)	reviewed and analyzed the reported prices and trading history of the Company Common Stock from October 10, 2003 to October 10, 2008.

(viii)	performed a discounted cash flows analysis for the Company on a stand-alone basis utilizing management’s financial projection for the fiscal year ending October 31, 2009 and applied certain sensitivity analysis for the fiscal years ending October 31, 2010 and beyond; and

(ix)	reviewed other financial studies, analyses and investigations we deemed appropriate, including our assessment of general economic, market and monetary conditions.

In addition, we have had discussions with the management of the Company concerning its business and operations, assets, present condition and future prospects, participated in discussions and negotiations among representatives of the Company and Acquiror, and undertook such other studies, analyses and investigations as we deemed relevant and appropriate.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. We express no opinion regarding the liquidation value of the Company. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the Projections furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company, and we express no opinion with respect to such forecasts or the assumptions upon which they are based. We have further relied upon the assurances of senior management of the Company that they are not aware of any facts that would make such financial or other information relating to the Company inaccurate or misleading. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction

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will be obtained without any adverse effect on the Company or the Acquiror and without reducing the contemplated benefits of the Transaction to the Company or the holders of Company Common Stock.

This opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated only as of the date of this opinion. It should be understood that subsequent developments may affect this opinion and that we assume no responsibility to update, revise or reaffirm this opinion based upon events or circumstances occurring after the date hereof. Further, we express no opinions on matters of legal, regulatory, tax or accounting nature relating to or arising out of the proposed Transaction, and have relied, with your consent, on the advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement. Without limiting the generality of the foregoing, we have not undertaken any independent analysis of any current, pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

In rendering this opinion, we have assumed that the proposed Transaction will be consummated on substantially the same terms as described in the draft of the Agreement that was provided to us, without any waiver of any material terms or conditions by the Company. Further, we have assumed that, in all respects material to our analysis, the representations and warranties of the Company and Acquiror contained in the Agreement are true and correct and that each of the parties to the Agreement will perform all of the covenants and agreements to be performed by it under the Agreement.

This opinion addresses only the fairness, from a financial point of view, of the Offer Price to be paid to the holders of Company Common Stock in the proposed Transaction, and we do not express any views on any other terms of the proposed Transaction. Specifically, this opinion does not address the Company’s underlying business decision to effect the proposed Transaction as compared to any alternative business strategies that might exist for the Company, the financing of the Transactions or the effects of any other transaction in which the Company might engage. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Offer Price to be received by the holders of Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We do not express any opinion as to the price or range of prices at which Company Common Stock may trade subsequent to the public announcement of the Transaction.

Based on and subject to the foregoing, it is our opinion that, as of the date the Offer Price to be received by the holders of Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of KSA CA. This opinion is for the use and benefit of the Board of Directors of the Company. This opinion does not constitute a recommendation to any holders of Company Common Stock as to how such holder should vote in connection with the Transaction. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner, in whole or in part, without KSA CA’s prior written consent, except that the Company may include the opinion in its entirety in any disclosure document to be sent to the holders of Company Common Stock or filed with the United States Securities and Exchange Commission relating to the Transaction.

Very truly yours,

/s/ KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.

www.ksacapitaladvisors.com

Annex B

ASHWORTH, INC.
2765 Loker Avenue West
Carlsbad, California 92010
(760) 438-6610

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This information statement (this “Information Statement”) is being mailed to stockholders of Ashworth, Inc., a Delaware corporation (the “Company”), on or about October 20, 2008, and relates to the tender offer being made by PHX Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Taylor Made Golf Company, Inc., a Delaware corporation (“Parent”), for all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by the Company with the Securities and Exchange Commission (the “SEC”) and mailed to the Company’s stockholders, in each case, on October 20, 2008. Unless the context indicates otherwise, in this Information Statement the terms “us,” “we,” and “our” refer to the Company.

You are receiving this Information Statement in connection with the possible election or appointment of persons designated by the Purchaser to a majority of seats on the Board of Directors of the Company (the “Board”). There will be no vote or other action by stockholders of the Company in connection with this Information Statement. Voting proxies regarding Shares are not being solicited from any stockholder in connection with this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

This Information Statement relates to the tender offer by the Purchaser, disclosed in a Tender Offer Statement on Schedule TO, dated October 20, 2008 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a price of $1.90 per Share (the “Offer Price”), net to the holder in cash (subject to applicable withholding tax, without interest, on the terms and subject to the conditions set forth in the Purchaser’s offer to purchase, dated October 20, 2008 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal). The consideration offered per Share, together with all the terms and conditions of the Purchaser’s tender offer, is referred to in this Information Statement as the “Offer.” The Purchaser is a wholly owned subsidiary of Parent. adidas AG, a multinational apparel and sporting goods company headquartered in Germany, is the ultimate parent entity of Parent (“adidas”). The Offer was commenced by the Purchaser on October 20, 2008 and expires at midnight, New York City time, at the end of November 18, 2008, unless it is extended or terminated in accordance with its terms. The Offer is conditioned on, among other matters, there being validly tendered and not withdrawn before the expiration of the Offer at least a majority of the Shares then outstanding on a fully diluted basis, as described in the Offer to Purchase (the “Minimum Condition”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 13, 2008, by and among the Company, Parent and the Purchaser (as may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, following the consummation of the Offer, the Purchaser will merge with and into the Company (the “Merger”), and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. The Merger will be completed in one of two ways. If, following the consummation of the Offer, the Purchaser owns more than 90% of the Shares then outstanding, then the Merger will occur promptly after the consummation of the Offer. However, if, following the consummation of the Offer, the Purchaser owns more than 50% but less than 90% of the Shares then outstanding, then the Company will call and hold a special meeting of its stockholders to adopt and approve the Merger Agreement, and the Merger will occur promptly after any such stockholder approval. If the conditions to the Offer have been satisfied, Parent will have sufficient votes to adopt the Merger Agreement without the need for any of the Company’s stockholders to vote in favor of such adoption. In the Merger, each outstanding Share (other than Shares held by Parent, the Purchaser, the Company or stockholders who properly exercise appraisal rights, if any, under Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive the same consideration paid per Share pursuant to the Offer, without interest thereon (the “Merger Consideration”).

If, at a scheduled expiration date of the Offer, the Outstanding Liabilities (as defined in the Merger Agreement) of the Company on a consolidated basis exceed a threshold, which shall initially be $85 million, then the Purchaser may elect to adjust the Offer Price downward and extend the Offer for an additional period of 10 business days (provided that the end of such 10 business day period is prior to 120 calendar days after the commencement of the Offer). If the Purchaser so elects, the Offer Price will be reduced from $1.90 per share, on a pro rata basis, by the amount by which the Outstanding Liabilities exceed $85 million. After any such adjustment, the new threshold for purposes of triggering a future adjustment right will be equal to the Outstanding Liabilities at the time of such adjustment, plus an additional $5 million.

The Merger Agreement requires us to cause the Parent Designees (as defined below) to be elected or appointed to the Board under certain circumstances described below.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

All information contained in this Information Statement concerning Parent, the Purchaser and the Parent Designees has been furnished to us by Parent, and we assume no responsibility for the accuracy of any such information.

THE PARENT DESIGNEES

Subject to the terms of the Merger Agreement, applicable law and applicable rules of the Nasdaq Stock Market (“Nasdaq”), after the Purchaser has caused the payment to be made for Shares tendered pursuant to the Offer representing at least such number of Shares as will satisfy the Minimum Condition, Parent will be entitled to designate the number of directors on the Board, rounded up to the next whole number, as is equal to the product of the total number of directors multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, the Purchaser and their affiliates bears to the total number of Shares then outstanding. Upon request of Parent, the Company has agreed to take all actions necessary, subject to compliance with applicable laws and the certificate of incorporation and bylaws of the Company, to cause Parent’s designees to be elected or appointed to the Board, including increasing the size of the Board and/or seeking the resignation of one or more incumbent directors. The Company has agreed to take all actions necessary, subject to compliance with applicable laws and the certificate of incorporation and bylaws of the Company, to cause individuals designated by Parent to constitute at least the same percentage as is on the Board of each committee of the Board and each board of directors of each subsidiary of the Company. Notwithstanding the foregoing, the Merger Agreement provides that we will use our commercially reasonable efforts to ensure that at least three of the members of the Board as of October 13, 2008, who are independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”), remain on the Board until the Merger has been consummated. If there are fewer than three Independent Directors on the Board for any reason, the Board will cause a person designated by the remaining Independent Directors to fill such vacancy who shall be deemed to be an Independent Director for all purposes of the Merger Agreement.

Following the election or appointment of Parent’s designees and until the effective time of the Merger, the approval of a majority of the Independent Directors (or if there shall be only one Independent Director, of such Independent Director) will be required to authorize any amendment or termination of the Merger Agreement by us, any extension of time for performance of any obligation or action thereunder by Parent or the Purchaser or any waiver or exercise of any of our rights under the Merger Agreement.

Parent has informed us that its designees (the “Parent Designees”) will be selected by Parent from among the individuals listed below. Parent has advised us that none of the Parent Designees to our Board have, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (3) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (4) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Parent has informed us that none of the Parent Designees is currently a director of, or holds any position with, the Company or any of our subsidiaries. Parent has informed us that none of the Parent Designees or any of their immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of our subsidiaries or (ii) has been involved in any transactions with the Company or any of our subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein. Each Parent Designee is a citizen of the United States, unless otherwise noted. The business address of each Parent Designee is 5545 Fermi Court, Carlsbad, California 92008.

Name	Age	Position

Mark King	49	Chief Executive Officer and President of Parent and the Purchaser
John Kawaja	47	Executive Vice President of Parent
Klaus Flock	40	Chief Financial Officer of Parent and the Purchaser
William Reimus	45	Senior Vice President, General Counsel and Secretary of Parent and Secretary of the Purchaser
Blake McHenry	54	Senior Vice President, Global Human Resources of Parent
Bradford Barnett	45	Senior Vice President, Global Operations of Parent

Mark King.  Mr. King currently serves as Chief Executive Officer and President of Parent and the Purchaser. Mr. King joined Parent in 1981 and has held several positions including Regional Sales Manager, Vice President of Sales and President.

John Kawaja.  Mr. Kawaja currently serves as Executive Vice President of the adidas Golf division of Parent. During the last five years, he has also held the titles of President and Senior Vice President & General Manager of the adidas Golf division of Parent.

Klaus Flock.  Mr. Flock is a citizen of Germany. Mr. Flock currently serves as the Chief Financial Officer of Parent and the Purchaser. Previously, from 2004 until 2006, Mr. Flock served as the Managing Director for adidas Indonesia, located in Jakarta. From 2001 to 2004, Mr. Flock served as the Managing Director for adidas- Salomon International Sourcing Ltd. located in Hong Kong. From 1998 to 2001, Mr. Flock served as the Vice President of Corporate Controlling for adidas- Salomon AG in Germany. Prior to serving as Vice President of Corporate Controlling, from 1996 to 1998, Mr. Flock served as the Head of International Finance for adidas America Inc. located in Portland, Oregon. Mr. Flock joined the adidas Group in 1994, where he served as the Marketing & Logistics Controller for adidas AG in Germany.

William Reimus.  Mr. Reimus currently serves as Senior Vice President, General Counsel and Secretary of Parent and Secretary of the Purchaser. Mr. Reimus joined Parent in 1997 and previously held positions including Vice President and General Counsel as well as Associate General Counsel. Previously, from 1993 until 1997, he worked as an attorney at an intellectual property law firm.

Blake McHenry.  Mr. McHenry currently serves as Senior Vice President, Global Human Resources of Parent and has held such title for the last five years.

Bradford Barnett.  Mr. Barnett currently serves as Senior Vice President, Global Operations of Parent. During the last five years, he has also held the titles of Senior Vice President, U.S. Operations; Chief Operating Officer; Vice President, Global Operations; and Senior Director, Operations of Parent.

CERTAIN INFORMATION CONCERNING THE COMPANY

As of October 16, 2008, there were 14,746,844 Shares outstanding. The Shares are the only class of our voting securities outstanding that is entitled to vote at a meeting of our stockholders. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age, and position of each of our directors and executive officers as of October 20, 2008. Below the table appears a brief account of each director’s and executive officer’s business experience.

Name	Age	Position

Detlef H. Adler	50	Director
Paul A. Bourgeois	59	Senior Vice President of Sales
Stephen G. Carpenter	68	Director
Edward J. Fadel	53	President
Allan H. Fletcher	65	Chief Executive Officer
John M. Hanson, Jr.	68	Director
James B. Hayes	70	Director
Michael S. Koeneke	61	Chairman of the Board of Directors
David M. Meyer	40	Director
James G. O’Connor	65	Director
John M. Richardson	63	Director
Greg W. Slack	47	Chief Financial Officer and Principal Accounting Officer
Eric S. Salus	55	Director

Detlef H. Adler.  Mr. Adler is the Chief Executive Officer of the Seidensticker Group, which is both a supplier of woven shirts to the Company and a significant stockholder of the Company (owning approximately 5% of the outstanding shares). Mr. Adler has been with Seidensticker since 1994 and served as the Chief Financial Officer from 1994 to 1996, when he was named its Chief Executive Officer. From 1989 to 1994, he served as the Director of Finance for Goldwell AG, then a subsidiary of Kao Corp. Japan, where he oversaw the finance-related functions of all international subsidiaries.

Stephen G. Carpenter.  Mr. Carpenter was a commercial banker for 36 years and has been retired since 1998. He was with California United Bank and served as Chairman and Chief Executive Officer from 1994 to 1998 and President and Chief Executive Officer from 1992 to 1994. Prior to 1992, Mr. Carpenter served as Vice Chairman of Security Pacific Bank for three years, as Executive Vice President with Wells Fargo Bank for seven years, and as Senior Vice President of First National Bank of Boston for 17 years. He also served as a director of the Los Angeles Board of the Federal Reserve Bank of San Francisco. Currently, Mr. Carpenter serves as the non-employee Chairman of California United Bank, a commercial bank formed in 2004 and opened in June 2005.

John M. Hanson, Jr.  Mr. Hanson is a certified public accountant. He was a stockholder and officer of the accounting firm John M. Hanson & Co. from 1968 until his retirement in 1998. He now practices as a tax specialist for a limited number of clients.

James B. Hayes.  In July 2001, Mr. Hayes retired as President and Chief Executive Officer of Junior Achievement, Inc., a not-for-profit organization providing economic education for young people in the U.S. and throughout the world. Mr. Hayes served as Chairman of Junior Achievement’s national board of directors from 1991 to 1993 and as a board member from 1987 to 1995. Prior to 1995, Mr. Hayes had a 35-year career in magazine publishing. He was Publisher of FORTUNE Magazine from 1986 to 1994. Mr. Hayes also served as Publisher of DISCOVER Magazine from 1984 to 1986, and Advertising Sales Director of MONEY Magazine from 1982 to 1984. He held a number of executive positions with SPORTS ILLUSTRATED from 1959 to 1982.

Michael S. Koeneke.  Mr. Koeneke is a Managing Member of Knightspoint Partners LLC, an investment firm he co-founded in 2003. Since 2004, Mr. Koeneke has served as a member of the Board of Directors of CPI Corp., a consumer services company that operates the Sears Portrait Studios. Mr. Koeneke served on the Board of Directors of Sharper Image Corporation from 2006 to 2008. Mr. Koeneke was the co-head and then the Chairman of Global Mergers and Acquisitions at Merrill Lynch & Co. from 1993 to 2002. Prior to that, Mr. Koeneke was the Head of Global Mergers and Acquisitions at Credit Suisse First Boston.

David M. Meyer.  Mr. Meyer is a Managing Member of Knightspoint Partners LLC, an investment firm he co-founded in 2003. Mr. Meyer was appointed to the Board on May 8, 2006. Since 2004, Mr. Meyer has served as Chairman of the Board of Directors of CPI Corp., a consumer services company that operates the Sears Portrait Studios, and served, from 2004 to 2005, as a member of the interim Office of the Chief Executive of CPI Corp. Mr. Meyer served on the Board of Directors of Sharper Image Corporation from July 2006 to August 2007 and formerly served as Chairman of its Compensation Committee. From 1995 to 2002, Mr. Meyer served in various capacities at Credit Suisse First Boston, including as a director in the Mergers and Acquisitions and Global Industrial and Services Groups in the firm’s London office. Mr. Meyer received a B.S. in Engineering/Operations Research from Princeton University in 1990 and an M.B.A. from Stanford University in 1995.

James G. O’Connor.  Mr. O’Connor has over 40 years of experience in automotive marketing, sales and service operations. In December 2004, Mr. O’Connor retired from his position as Ford Motor Company Group Vice President for North America Marketing, Sales and Service. Mr. O’Connor was responsible for overseeing Ford, Lincoln-Mercury and Ford Customer Service divisions, Dealer Development, Ford Performance Group, Global Marketing and export markets around the world. From 1998 to 2002, he was Ford Motor Company Vice President and President of Ford Division and was responsible for the marketing, sales and distribution of all Ford branded cars and trucks in the U.S.

John W. Richardson.  Mr. Richardson served as Executive Vice President and Chief Financial Officer of Qwest Communications International (“Qwest”), a global provider of a variety of telecommunications services, from April 1, 2007 until September 22, 2008. Mr. Richardson joined Qwest in April 2003 and served as the Senior Vice President and Controller until April 2004 when he was also designated the Chief Accounting Officer. From October 2002 to April 2003, Mr. Richardson was an independent consultant. In October 2002, Mr. Richardson retired from Goodyear Tire & Rubber Company (“Goodyear”), a worldwide manufacturer of tires, engineered products and chemicals, where he served as the Vice President of Finance of the North American Tire unit from 1999 to 2002. Mr. Richardson held general management and financial positions within the Goodyear operations in Great Britain and Ohio from 1967 to 1999. Mr. Richardson holds a Certified Public Accountant license from the state of Ohio (inactive) and received a B.B.A. degree from Ohio University in 1967.

Eric S. Salus.  Mr. Salus has 30 plus years of experience in retail. He has held a variety of senior executive positions with three divisions of the Federated Department Stores from 1997 to 2005. Most recently he served as the President of Macy’s Home Store from 2004 to 2005 and was responsible for five separate operating divisions across the U.S. From 2003 to 2004, he served as the President of Bon Macy’s, a company with 52 stores in five states. From 2000 to 2003, Mr. Salus served as the Executive Vice President of Macy’s Home Store and Cosmetics and from 1997 to 2000, he served as the Executive Vice President of Macy’s Home Store. Prior to that, Mr. Salus held a variety of merchandising and marketing management positions with Dick’s Sporting Goods and May Department Stores. Mr. Salus currently serves on the Board of Directors of Oneida Ltd. (a privately held dinnerware, flatware and giftware company) as well as the Board of Directors of The National Housewares Charity Foundation. Mr. Salus received a B.A. degree in Business from University of Missouri in 1975.

Allan H. Fletcher, Chief Executive Officer.  Mr. Fletcher was appointed Chief Executive Officer of the Company on October 24, 2007. Mr. Fletcher is the founder of Fletcher Leisure Group, Inc. (“FLG”), which has been one of Canada’s leading suppliers of branded golf apparel, sportswear and golf equipment for over 40 years and is a long-standing business partner of the Company. Mr. Fletcher was responsible for the operations and strategic direction of FLG and served as its President until December 2003 when he became and continues to serve as the Chairman and Chief Executive Officer. Mr. Fletcher is also an officer of Fletcher Leisure Group, Ltd., a management consulting company serving the golf industry, which provides Mr. Fletcher’s services to the Company under a consulting agreement. Mr. Fletcher’s son, Mark Fletcher, currently serves as the President of FLG and FLG Ltd. and oversees their operations.

Edward J. Fadel, President.  Mr. Fadel was appointed President of the Company effective May 23, 2007. Mr. Fadel most recently served as Vice President of Merchandising at Greg Norman / Reebok. Previously, from 2005 to 2006, he served as Chief Strategist of Apparel at Ahead, Inc. where he formulated apparel and headwear strategies for both the Ahead men’s line and Kate Lord women’s line. Prior to that, Mr. Fadel served as Senior Vice President of Merchandising and Design at the Company from 2002 to 2004. Mr. Fadel joined the Company in 2001 and served as Vice President — Callaway Golf Apparel Merchandising & Design until his promotion in 2002. Mr. Fadel worked as a consultant with various apparel manufacturers from 2000 until 2001. Prior to that, Mr. Fadel founded and served as President of Elandale Golfwear, a women’s sportswear producer, from 1995 to 2000 and as President of Cutter & Buck Big & Tall (a division of The Jeremy Dold Co.) from 1992 to 1995.

Greg W. Slack, Chief Financial Officer and Principal Accounting Officer.  Mr. Slack was appointed Chief Financial Officer and Principal Accounting officer on October 24, 2007. He had previously served as the Company’s Vice President — Finance, Corporate Controller & Principal Accounting Officer until July 2007. Prior to returning to the Company, Mr. Slack served as Vice President of Finance of Pivotstor LLC from August 1, 2007 to October 23, 2007. Mr. Slack initially joined the Company as Director of Internal Audit in October 2005, was promoted to Corporate Controller in February 2006, promoted to Vice President — Finance in July 2006 and appointed Principal Accounting Officer in October 2006. From September 2004 until October 2005, Mr. Slack worked on the Company’s Sarbanes-Oxley project as an independent consultant. Mr. Slack was with JMC Management, Inc. from December 2001 through August 2004, where he served as the Chief Financial Officer from January 2003 to August 2004 and as the Controller from December 2001 to January 2003. Prior to that, Mr. Slack held various accounting related positions at Bay Logics, Inc. and PricewaterhouseCoopers LLP. He holds a Certified Public Accountant license from the State of California and a B.S. degree in Accountancy from San Diego State University.

Paul A. Bourgeois, Senior Vice President of Sales.  Mr. Bourgeois was appointed Senior Vice President of Sales for all domestic sales channels on October 1, 2007. Mr. Bourgeois most recently served as Vice President of Sales and Marketing for the E. Magrath/Byron Nelson Golf Division of VF Imagewear from May 2005 to September 2007. He was responsible for developing all sales and marketing initiatives and working with merchandising and design on product development. Prior to this, he was Vice President of Sales for the Cutter & Buck Golf Division and responsible for developing budgets, selling initiatives and all sales plans. Mr. Bourgeois spent nine years with Cutter & Buck from June 1995 to April 2004 and was promoted to Vice President of Sales in March 2002.

     Former Officers as of October 20, 2008:

Peter M. Weil, Former Chief Executive Officer and Director.  Mr. Weil resigned his position as Chief Executive Officer and as a Director of the Company, effective October 24, 2007. He previously served as a full-time consultant and member of the Company’s Office of the Chairman (an interim executive body utilized until a new Chief Executive Officer was identified) from September 12, 2006 until October 30, 2006, when he was appointed as Chief Executive Officer. Mr. Weil was appointed to the Board on May 8, 2006 and continued to serve as a member of the Board until his resignation. During Mr. Weil’s tenure as the Company’s Chief Executive Officer, he was an inactive Partner of Lighthouse Retail Group LLC, a consulting firm specializing in improving operating and positioning strategies for retailers. From 1996 to 2004, Mr. Weil served as Senior Vice President/Director of Management Horizons (formerly, PricewaterhouseCoopers — retail consulting group). His consulting clients have included Hewlett Packard, Disney, Brooks Brothers, Nordstrom, Family Dollar and Loblaws. Mr. Weil previously held Senior Vice President positions with Macy’s, Marshalls and J Baker/Morse Shoe in merchandising and supply chain management. Mr. Weil holds an M.B.A. from the Harvard Business School and a B.A. from the University of Michigan.

Eric R. Hohl, Former Executive Vice President, Chief Financial Officer and Treasurer.  Mr. Hohl joined the Company in March 2007 as Executive Vice President, Chief Financial Officer and Treasurer and left his position with the Company effective October 24, 2007. Mr. Hohl joined the Company from ISE Corporation where he served as Chief Financial Officer since April 2005. ISE Corporation designs, engineers and assembles hybrid and hydrogen drive systems for heavy duty vehicles. From March 2004 to April 2005, Mr. Hohl served as the Chief Financial Officer and Chief Operating Officer at B.B. Dakota, Inc., a women’s apparel company. From September 2000 to February 2004, Mr. Hohl served as Chief Financial Officer for Ritz Interactive, Inc., an e-commerce company.

Gary I. (“Sims”) Schneiderman, Former President.  Mr. Schneiderman joined the Company in September 2001 and resigned from his position as President of the Company effective May 21, 2007. Mr. Schneiderman served as Vice President of Sales for Ashworth and Callaway Golf apparel Retail Sales from September 2001 until January 2004 when he was promoted to Senior Vice President of Sales and had the added responsibility for Callaway Golf apparel Green Grass Sales. In September 2005, Mr. Schneiderman was promoted to Executive Vice President of

Sales, Marketing and Customer Service and, in September 2006, he was promoted to President. Prior to joining the Company, Mr. Schneiderman was with Tommy Hilfiger USA where he served in a number of capacities including as National Sales Manager for men’s sportswear. Prior to 1990, he served as a Regional Sales Manager for Pincus Brothers Maxwell Tailored Clothing from 1985 to 1990.

Peter E. Holmberg, Former Executive Vice President — Green Grass Sales and Merchandising.  Mr. Holmberg joined the Company in July 1998 and resigned from his position as the Company’s Executive Vice President — Green Grass Sales and Merchandising effective May 21, 2007. Mr. Holmberg served as the Director of Corporate Sales from July 1998 until December 1999. He served as Vice President of Corporate Sales from December 1999 to August 2001 when he was promoted to Senior Vice President of Sales and had the added responsibility of Ashworth Green Grass Sales. Mr. Holmberg then served as the Senior Vice President of Merchandising and Design from May 2005 until September 2005 when he was promoted to Executive Vice President of Merchandising, Design and Production. He was appointed Executive Vice President — Green Grass Sales and Merchandising on October 25, 2006. Prior to joining the Company, Mr. Holmberg served as National Corporate Sales Manager for Cutter & Buck, Inc. from 1995 to 1998 and as Regional Manager and Buyer for Patrick James, Inc. from 1992 to 1995. Mr. Holmberg was the proprietor of The Country Gentleman, an upscale retail store in Bellevue, Washington, from 1975 to 1992.

Winston E. Hickman, Former Executive Vice President, Chief Financial Officer and Treasurer.  Mr. Hickman joined the Company on February 23, 2006 as Executive Vice President, Chief Financial Officer and Treasurer and resigned from his position with the Company effective November 17, 2006. Mr. Hickman previously served as Executive Vice President and Chief Financial Officer of REMEC, Inc., a Nasdaq-listed designer and manufacturer of advanced wireless subsystems used in commercial and defense communications applications. Mr. Hickman joined REMEC in 2003 from privately-held Paradigm Wireless System, Inc. where, beginning in 2000, he was an investor, Chief Financial Officer and a member of the board of directors. Mr. Hickman has also served as a board member, Chief Financial Officer, and financial advisor to a number of public and private companies. Mr. Hickman served as Chief Financial Officer of Pacific Scientific Company, a NYSE-listed company with sales in excess of $300 million. Prior to Pacific Scientific, he held senior financial positions at Rockwell International, Allied-Signal, and Vans, Inc. He currently serves as a member of the board of directors of SRS Labs, Inc., a Nasdaq-listed company, where he is Chairman of the Audit Committee. Mr. Hickman holds an M.B.A. from the University of Southern California and a B.A. from California State University, Long Beach.

CORPORATE GOVERNANCE AND RELATED MATTERS

Communicating with the Directors

Stockholders may communicate with the Board, its Committees, the Chairman of the Board, or any other member of the Board by sending a letter, care of our Corporate Secretary, to 2765 Loker Avenue West, Carlsbad, CA 92010. The Board’s policy is to have all stockholder communications compiled by the Corporate Secretary and forwarded directly to the Board, the Committee or the director, as indicated in the letter. All letters will be forwarded to the appropriate party. The Board reserves the right to revise this policy in the event that this process is abused, becomes unworkable, or otherwise does not efficiently serve the purpose of the policy.

Director Independence

The Board of Directors has determined that each of Ashworth’s directors, with the exception of Mr. Salus, is “independent” as defined in Rule 4200(a)(15) of the listing standards of the Nasdaq Marketplace Rules. On June 5, 2007, Eric S. Salus entered into an agreement with the Company, dated as of June 1, 2007, whereby Mr. Salus would provide consulting services relating to corporate management and operations (the “Salus Agreement”). All assignments under the Salus Agreement were required to be approved by mutual agreement of Mr. Salus and the Chief Executive Officer of the Company. Mr. Salus had agreed to provide such services for five (5) business days per calendar month. The consulting engagement under the Salus Agreement was to continue until March 30, 2008, but could be earlier terminated by either party with 60-days notice. This agreement was terminated by the Company effective December 31, 2007. Effective as of October 15, 2008, Mr. Salus and the Company entered into a new consulting agreement whereby Mr. Salus has and will provide consulting services related to operational issues specified by the Board between September 25, 2008 and October 25, 2008, in exchange for a one-time cash payment of $30,000, payable upon the earlier of October 25, 2008 and the date of a change in control of the Company. Due to these relationships, Mr. Salus does not qualify as an independent director under Nasdaq listing standards.

Seidensticker (Overseas) Limited (“Seidensticker”), a supplier of inventoried products to the Company, owned approximately 5% of the Company’s outstanding common stock at October 31, 2007. Additionally, the President and Chief Executive Officer of Seidensticker (Overseas) Limited was elected to the Board effective January 1, 2006. During the years ended October 31, 2007, 2006 and 2005, the Company purchased approximately $1,151,000, $1,571,000 and $5,800,000, respectively, of products from Seidensticker. The Company believes that the terms upon which it purchased the inventoried products from Seidensticker are consistent with the terms offered to other, unrelated parties.

Meetings and Committees of the Board

The Company has standing Audit, Compensation and Human Resources, and Corporate Governance and Nominating Committees, as well as the Special Committee, which are discussed below.

The Audit Committee

The Audit Committee represents the Board in assessing the independence and objectivity of the Company’s independent registered public accounting firm, the integrity of management, the appropriateness of accounting policies and procedures and the adequacy of disclosures to stockholders. In this regard, the Audit Committee assists the Board by reviewing the financial information disclosure, the internal control over financial reporting established by management, and the internal and external audit process. It is the Audit Committee’s responsibility to select and retain the independent registered public accounting firm to audit the financial statements of the Company and its divisions and subsidiaries. The Audit Committee currently consists of Messrs. Hanson (Chairman), Carpenter, O’Connor and Richardson. The Audit Committee has been established in accordance with the Nasdaq and Securities and Exchange Commission (“SEC”) rules and regulations, and all the members of the Audit Committee are independent as independence for audit committee members is defined under applicable Nasdaq listing standards and SEC rules and regulations. The Audit Committee and the Board has determined that each of Mr. John M. Hanson, Jr., the Audit Committee Chairman, and Mr. John W. Richardson qualifies as an “audit committee financial expert” within the meaning of SEC rules and regulations. The Audit Committee has the authority to retain legal and other advisors of its choice, at the Company’s expense, which advisors report directly to the Committee. During fiscal year 2007, the Audit Committee met in person four times and met telephonically four times. The Audit Committee Charter is accessible via the Company’s website at www.ashworthinc.com under the heading “Investor Relations.”

The Compensation and Human Resources Committee

The Compensation and Human Resources Committee assists the Board in discharging its responsibilities relating to the compensation of executive officers and outside directors and has the authority to administer the Company’s equity incentive plans. The Compensation and Human Resources Committee currently consists of Messrs. O’Connor (Chairman), Adler, Hayes, Meyer and Richardson, all of whom are independent directors as independence is defined under Nasdaq listing standards. The Compensation and Human Resources Committee has the authority to retain legal and other advisors of its choice, at the Company’s expense, which advisors report directly to the Compensation and Human Resources Committee. During fiscal year 2007, the Compensation and Human Resources Committee met in person four times, met telephonically once and took action four times by written consent in lieu of a meeting. The Compensation and Human Resources Committee Charter is accessible via the Company’s website at www.ashworthinc.com under the heading “Investor Relations.”

The Compensation and Human Resources Committee generally has responsibility for executive compensation matters, including developing the Company’s overall compensation strategy, overseeing the overall compensation structure, policies, programs and human resource development, assessing whether the Company’s compensation structure establishes appropriate incentives for management and employees, setting the base salaries of the executive officers, approving individual bonuses and bonus programs for executive officers and granting equity awards to executive officers and other key employees. The Compensation and Human Resources Committee and the Board delegated authority with respect to the compensation of non-executive employees whose annual base salary is less than $200,000 to the Chief Executive Officer. The Compensation and Human Resources Committee periodically reviews the Company’s compensation strategy to evaluate its effectiveness in attaining its goals, including the objectives discussed above.

The Compensation and Human Resources Committee generally discusses compensation proposals for executive officers other than the Chief Executive Officer with our Chairman and our Chief Executive Officer. Other members of management are also sometimes asked to participate in discussions regarding compensation programs in general or to prepare proposals and gather data. Our Compensation and Human Resources Committee considers the recommendations of the Company’s Chief Executive Officer regarding salary and incentive levels for other executive officers, but makes the final decision on executive compensation.

The Corporate Governance and Nominating Committee

The purpose of the Corporate Governance and Nominating Committee is to assist the Board by identifying qualified individuals to become directors of the Company, to consider and recommend to the Board the director nominees for each annual meeting of stockholders and to fill vacancies on the Board, to consider and recommend to the Board the composition of the Board, its committees and the chairpersons thereof, to monitor and assess the effectiveness of the Board and its committees, and to perform a leadership role in shaping and implementing the Company’s corporate governance policies. The Company has adopted several corporate governance policies among which are policies specifying the minimum number of independent and total directors, limiting each director’s service to a maximum number of public company boards, limiting the length of service for non-employee directors and designating stock ownership levels for the Company’s directors and listed executive officers. The Corporate Governance and Nominating Committee currently consists of Messrs. Carpenter (Chairman), Adler, Hanson and Hayes, all of whom are independent directors as independence is defined under applicable Nasdaq listing standards. The Corporate Governance and Nominating Committee has the authority to retain legal and other advisors of its choice, at the Company’s expense, which advisors report directly to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee Charter is accessible via the Company’s website at www.ashworthinc.com under the heading “Investor Relations.”

The Corporate Governance and Nominating Committee considers stockholder nominations for candidates for membership on the Board when properly submitted in accordance with the Company’s bylaws. The Corporate Governance and Nominating Committee will review and evaluate such stockholder nominations in the same manner as it evaluates all other nominees.

The Company’s bylaws provide that nominations for the election of directors may be made by any stockholder entitled to vote in the election of directors; provided, however, that a stockholder may nominate a person for election as a director at a meeting only if advance written notice of such stockholder’s intent to make such nomination has been given to the Company’s Secretary in accordance with the Company’s bylaws. Each notice must set forth: (i) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (ii) the class and number of shares of the Company’s stock that are beneficially owned by the stockholder and a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting and nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (iv) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the Board; and (v) the consent of each nominee to serve as a director of the Company if so elected.

In addition to stockholder nominations as described above, the Corporate Governance and Nominating Committee may utilize a variety of methods for identifying potential nominees for directors, including considering potential candidates who come to their attention through current officers, directors, professional search firms or other persons. Stockholders may also recommend director nominees for consideration to the Corporate Governance and Nominating Committee by submitting the names and any relevant information to our Corporate Secretary at 2765 Loker Avenue West, Carlsbad, CA 92010. Once a potential nominee has been identified, the Corporate Governance and Nominating Committee evaluates whether the nominee has the appropriate skills and characteristics required to become a director in light of the then current make-up of the Board. This assessment includes an evaluation of the nominee’s judgment and skills, such as experience at a strategy/policy setting level, financial sophistication, leadership and objectivity, all in the context of the perceived needs of the Board at that point in time. The Board believes that, at a minimum, all members of the Board should have the highest professional and personal ethics and values. In addition, each member of the Board must be committed to increasing stockholder value and should have enough time to carry out his or her responsibilities as a member of the Board.

The Special Committee

The purpose of the Special Committee is to review, analyze and consider strategic alternatives for the Company and to promptly report all conclusions and recommendations to the Company’s full Board for the Board’s information and consideration of any binding action. Except as expressly provided in its Charter, the Special Committee acting alone shall not have any power to act on behalf of or otherwise bind the Company in any way. The Special Committee currently consists of Messrs. Meyer (Chairman), Carpenter, Koeneke and Salus. The Special Committee has the authority to advise on and recommend to the full Board regarding the need for retaining any outside counsel, experts or other advisors it determines appropriate to assist it in the full performance of its functions. In September 2006, the Special Committee determined that future meetings would be held when strategic alternatives opportunities were presented. The Special Committee Charter is accessible via the Company’s website at www.ashworthinc.com under the heading “Investor Relations.”

Board and Committee Meetings

During fiscal year 2007, the Board met in person four times, met telephonically eight times and took action once by written consent in lieu of a meeting. During fiscal year 2007, the Audit Committee met in person four times and met telephonically four times; the Compensation and Human Resources Committee met in person four times, met telephonically once and took action four times by written consent in lieu of a meeting; the Corporate Governance and Nominating Committee met in person four times and met telephonically twice; and the Special Committee met in person once. During fiscal year 2007, each of the directors attended at least 75% of the aggregate number of the Board’s meetings and meetings of the Committees on which he served.

Policy Regarding Director Attendance at Annual Meetings

The Company encourages director attendance at its Annual Meetings of Stockholders and requests that directors make reasonable efforts to attend such meetings. The Company’s 2007 Annual Meeting of Stockholders was attended by all of the members of the then-current Board.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors and employees, including the Company’s principal executive, financial and accounting officers. The Code of Business Conduct and Ethics is posted on the Company’s website at www.ashworthinc.com under the heading “Investor Relations.” The Company intends to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of amendments to provisions of our Code of Business Conduct and Ethics that apply to our directors and principal executive, financial and accounting officers by posting such information on the Company’s website.

Report of the Audit Committee

The following report concerns the Audit Committee’s activities regarding oversight of the Company’s financial reporting and auditing process.

The Audit Committee is solely responsible for the appointment, compensation and oversight of the work of the independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work.

The Audit Committee reviews the Company’s financial reporting process on behalf of the Board. Management has the principal responsibility for the financial statements and the reporting process. The Company’s independent registered public accounting firm opines on the conformity of our audited financial statements to accounting principles generally accepted in the United States of America.

In its oversight of the financial reporting process, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm the Company’s audited financial statements. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement on Auditing Standards No. 89 (Audit Adjustments) and Statement on Auditing Standards No. 90 (Audit Committee Communications). Our independent registered public accounting firm also provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent accountants that firm’s independence. The Audit Committee has also considered whether the independent registered public accounting firm’s provision of non-audit services to the Company is compatible with the independent registered public accounting firm’s independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended October 31, 2007, for filing with the Securities and Exchange Commission.

This report was submitted by
the Audit Committee:
John M. Hanson, Jr., Chairman
Stephen G. Carpenter
James G. O’Connor
John W. Richardson

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Overview

During the last two fiscal years, the Company underwent significant management changes and reorganizations. As a result, the Compensation and Human Resources Committee re-evaluated the Company’s executive compensation program. The Compensation and Human Resources Committee has considered designating a greater percentage of total compensation as at-risk performance-based compensation as an individual’s position and responsibility increase. Thus, executive officers with greater roles in, and responsibility for, achieving the Company’s performance goals should bear a greater proportion of the risk that those goals are not achieved and should receive a greater proportion of the rewards if the goals are met or exceeded. The Compensation and Human Resources Committee has also considered and is in the process of developing an executive compensation program that provides for greater at-risk performance-based compensation.

The goal of our executive compensation program is to attract, retain and motivate high quality individuals who are important to the long-term success of the Company and to align the interests of the Company’s executive officers with those of the Company’s stockholders in creating stockholder value. In order to motivate our executive officers and to achieve long-term stockholder value, our executive compensation program is designed to offer executive officers competitive compensation opportunities based on their personal performance, our corporate financial performance and their contribution to that corporate performance.

Executive compensation currently consists of three primary components: base salary; annual cash bonus; and equity incentive compensation. Compensation packages are determined based on consideration of the Company’s strategic and financial goals, competitive forces, individual responsibilities and challenges and economic factors.

Process for Determining Executive Compensation

Consideration of Comparator Companies and Benchmarking: The Compensation and Human Resources Committee does not set a specific benchmark percentage for management compensation purposes. From time to time, the Compensation and Human Resources Committee utilizes the Company’s Human Resources department to collect and analyze compensation data from publicly available proxy statements for companies in the apparel business. The Compensation and Human Resources Committee reviews such data to gain a general sense of competitive conditions.

Executive Compensation Components

For the fiscal year ended October 31, 2007, the principal components of compensation for executive officers were:

—  cash compensation through fixed base salary;

—  the opportunity to receive a cash performance bonus;

—  long-term equity incentive compensation through the granting of stock options;

—  retirement benefits through our 401(k) plan; and

—  other employee benefits (including limited perquisites).

Base Salary

The base salary for executive officers is reviewed annually or in connection with significant changes in responsibility and is adjusted based on each individual executive’s performance and potential taking into consideration the Company’s strategic and financial goals, competitive forces, individual responsibilities and challenges and economic factors. The Compensation and Human Resources Committee has limited base salary compensation increases in recent years in an effort to shift a greater portion of the executive’s compensation to at-risk performance-based compensation. There were no base salary increases awarded to executive officers in fiscal 2007 due to the Company’s financial performance and management changes.

The following table provides the base salaries of our current and certain former executive officers as provided in their respective employment or consulting agreements.

Base Salary
per Agreement ($)

Executive Officers
Allan H. Fletcher(1)	108,000
Edward J. Fadel	240,000
Greg W. Slack	225,000
Paul A. Bourgeois	200,000
Former Executive Officers:
Peter M. Weil	400,000
Gary I. “Sims” Schneiderman	300,000
Eric R. Hohl	240,000
Winston E. Hickman	300,000
Peter E. Holmberg	225,000

(1)	Mr. Fletcher is serving as the Company’s Chief Executive Officer pursuant to a consulting agreement between the Company and Fletcher Leisure Group, Ltd. (“FLG Ltd.”). Under the consulting agreement with FLG Ltd., the Company paid FLG Ltd. a one-time fee of $75,000 upon execution of the FLG Ltd. consulting agreement and will pay FLG Ltd. a consulting fee of $9,000 per month during the term of the FLG Ltd. consulting agreement. FLG Ltd. is also eligible to receive a cash incentive fee, the amount of which will be determined by the Company’s Compensation and Human Resource Committee based on achievement of objectives for the Chief Executive Officer by FLG Ltd. and the Company set out in the Company’s annual business plan. For the 2008 fiscal year, the target incentive fee will be $500,000, assuming achievement of all objectives.

Cash Incentive Compensation

The Company’s bonus program rewards executive officers primarily based on the Company’s overall performance against budget as well as for the executive’s individual performance, as measured against standards established in consultation with each executive, the executive’s contributions to the development and retention of employees and the executive’s division’s performance. Ashworth has undergone significant changes in management during fiscal year 2007 and as a result of the Company’s overall performance in fiscal year 2007, the Compensation and Human Resources Committee did not award any cash bonuses to executive officers.

The following table provides the cash incentive opportunity of our current and certain former executive officers as provided in their respective employment or consulting agreements.

Cash Incentive Opportunity
per Agreement

Executive Officers
Allan H. Fletcher(1)	$500,000
Edward J. Fadel	Up to a target of 40% of base salary
Greg W. Slack	Up to a target of 50% of base salary
Paul A. Bourgeois	Up to a target of 30% of base salary
Former Executive Officers:
Peter M. Weil	Up to a target of 50% of base salary
Gary I. “Sims” Schneiderman	Up to a target of 82.5% of base salary
Eric R. Hohl	Up to a target of 40% of base salary
Winston E. Hickman	Up to a target of 50% of base salary
Peter E. Holmberg	Up to a target of 40% of base salary

(1)	Mr. Fletcher is serving as the Company’s Chief Executive Officer pursuant to a consulting agreement between the Company and FLG Ltd. FLG Ltd. is eligible to receive a cash incentive fee, the amount of which will be determined by the Company’s Compensation and Human Resource Committee based on achievement of objectives for the Chief Executive Officer by FLG Ltd. and the Company set out in the Company’s annual business plan. For the 2008 fiscal year, the target incentive fee will be $500,000, assuming achievement of all objectives.

Long-Term Stock-Based Incentive Compensation

Total compensation for executive officers also includes long-term incentives offered in the form of stock options that vest over time, which are generally provided through initial stock option grants at the date of hire and periodic additional grants. The Compensation and Human Resources Committee believes that stock options with vesting schedules are an appropriate form of long-term incentive compensation because value is realized only if the Company’s stock price improves and the executives remain employed by the Company. The Company believes that this form of compensation aligns the interests of executive officers with those of the stockholders and provides a focus on the long-term performance of the Company.

The Company did not make an additional annual grant of stock options to employees and executive officers during the fiscal year 2007 because the Company was undergoing significant changes in management. However, stock options were granted pursuant to the Company’s Amended and Restated 2000 Equity Incentive Plan during fiscal year 2007 for new hires, including grants to Peter M. Weil on his appointment as the Company’s Chief Executive Officer, Eric R. Hohl on his appointment as the Company’s Executive Vice President and Chief Financial Officer and Edward J. Fadel on his appointment as the Company’s President. A stock option was also granted pursuant to the Company’s 2007 Nonstatutory Stock Option Plan to Allan H. Fletcher on his appointment as the Company’s Chief Executive Officer. The stock option granted to Mr. Fletcher was subsequently terminated on January 11, 2008. Mr. Fletcher is serving as the Company’s Chief Executive Officer pursuant to a consulting agreement between the Company and FLG Ltd. Under the consulting agreement, the Company also granted FLG Ltd. options to purchase 100,000 shares of the Company’s common stock at an exercise price of $5.48 per share with half of the options vesting on October 24, 2008 and the remaining half vesting on October 24, 2009. See “Agreements with Current Executive Officers.”

The Compensation and Human Resources Committee considers available market data regarding average stock option overhang percentages as well as individual responsibilities and duties when granting stock options to executive officers. It is the Company’s intention to ensure that the number of shares subject to equity awards granted during any year (as a percentage of the Company’s common stock outstanding) will not result in excessive dilution and will generally be in line with market conditions. The Company fixes the exercise price of the options at the common stock’s fair market value (the closing stock price) or higher on the date of the grant. The Company has “open” and “closed” trading windows during the fiscal year and the Compensation and Human Resources Committee generally grants stock options to directors and employees during such open trading windows. The Compensation and Human Resources Committee also grants stock options to employees pursuant to employment agreements and the grant date is generally the date of hire. The stock options generally expire ten years from date of grant and generally vest equally over two to three years for employees or quarterly over one year in the case of non-employee director stock options.

Company-Wide Benefits

Benefits such as profit sharing (the “401(k) Plan”) and medical, dental, vision and Exec-U-Care insurance coverage are provided to executives under plans and policies that, except as noted below, apply generally to employees of the Company. Management reviews the performance and cost of these plans on an annual basis and makes changes as necessary. The Exec-U-Care program is designed to reimburse the covered employee for medical, dental and vision expenses that are in excess of coverage provided by the underlying health plans. The Company provides Exec-U-Care coverage for its employees at the vice president level and above. The annual maximum Exec-U-Care benefit for each executive officer at the executive vice president level and above is $100,000. The annual maximum Exec-U-Care benefit for each other employee covered by this program is $50,000. For the 401(k) Plan, the Board appoints a plan committee made up of members of management. That committee is responsible for the administration of the 401(k) Plan and presents any proposals for plan changes to the Board for their approval.

Employment Agreements

Executive officers are generally hired under employment agreements that establish base salary compensation and eligibility for annual performance-based awards, long-term equity awards, severance and other benefits. The agreements are used to document the employment terms, promote retention and provide for various covenants that protect the Company. The agreements are prepared based on a standard template and the Compensation Committee reviews and approves executive employment agreements before they are executed.

Indemnification Agreements

On December 12, 2006, the Board approved a new form of indemnification agreement for its directors, executive officers, and other employees designated by the Board. The Board also authorized the Company to enter into the approved form of indemnification agreements with each of its non-employee directors and each of the executive officers. The form of indemnification agreement is expected to be used with future members of the Board and executive officers of the Company.

Termination Agreements

Upon termination of the employment of a key executive, the Company and the executive generally enter into a separation, severance or release agreement (each, a “Termination Agreement”) to clarify the terms of the separation. Messrs. Weil, Hohl, Schneiderman, Holmberg and Hickman have each executed such a Termination Agreement in connection with their respective separations from the Company. The terms of such Termination Agreements were based on provisions of each of their original employment agreements. See the discussion following the “Summary Compensation Table” and the “Grants of Plan-Based Awards For Fiscal Year 2007” for further information.

Stock Ownership Guidelines

The Company has adopted Stock Ownership Guidelines (the “Guidelines”) for the Company’s non-employee directors, the Chief Executive Officer and President (“CEO”), the Chief Financial Officer (“CFO”), the Executive Vice President (“EVP”) and the Senior Vice President (“SVP”) levels of executive management.

The Guidelines are as follows:

— each non-employee director — three (3) times the annual retainer;

— the CEO — two (2) times the annual base salary;

— each EVP and the CFO — one and a half (1.5) times the annual base salary; and

— each SVP — one (1) times the annual base salary.

The persons in positions covered by the Guidelines must retain stock acquired on option exercises equaling a value of at least 50% of their net after-tax profits on each exercise of options granted on or after March 24, 2004 until the individual ownership goal is achieved.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation and Human Resources Committee, Messrs. O’Connor, Adler, Hayes, Koeneke, Meyer and Richardson, are not current or former officers or employees of the Company. There are no Compensation and Human Resources Committee interlocks between the Company and other entities involving Ashworth’s executive officers and directors.

Compensation Committee Report

The Compensation and Human Resources Committee has reviewed and discussed the “Compensation Discussion and Analysis” set forth above with the management of the Company, and based on such review and discussion, has recommended to the Board that the Compensation Discussion and Analysis be included in the Form 10-K/A to the Company’s Annual Report on Form 10-K for the year ended October 31, 2007 and the proxy statement for the 2008 annual stockholders meeting.

James G. O’Connor, Chairman
Detlef H. Adler
James B. Hayes
David M. Meyer
John W. Richardson

Compensation of Non-Employee Directors in Fiscal 2007

			All Other
			Compensation
			(including
	Fees		perquisites
	Earned or		and other
	Paid in	Option	personal
	Cash	Awards	benefits)	Total
Name	($)	($)(1)	($)	($)

Detlef H. Adler	39,500	29,442	—	68,942
Stephen G. Carpenter	46,000	44,158	—	90,158
John M. Hanson, Jr.	52,000	44,158	—	96,158
James B. Hayes	110,418	75,229	—	185,647
Michael S. Koeneke	4,162	5,443	—	9,605
David M. Meyer	43,833	99,846	—	143,679
James G. O’Connor	47,500	44,158	—	91,658
John W. Richardson	41,500	29,438	—	70,938
Eric S. Salus(2)	20,750	34,764	87,000	142,514

(1)	This column represents the dollar amount recognized as compensation expense for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options granted during fiscal 2007 as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2007 grants, refer to Note (1) “Stock-Based Compensation” to the Company’s Audited Consolidated Financial Statements set forth in the Company’s Form 10-K for the fiscal year ended October 31, 2007.

(2)	Mr. Salus was paid $20,750 for his services as director and $87,000 for consulting fees. See “Certain Relationships and Related Party Transactions.”

During fiscal 2007, directors who were not employees of the Company each received annual cash compensation of $30,000, plus $1,000 for in-person attendance and $500 for telephonic attendance at each Board meeting or Committee meeting that is not in conjunction with a Board meeting. In January 2007, non-employee directors also received an annual grant of an option to purchase 10,000 shares of the Company’s common stock, vesting quarterly over a 12-month period, at 2,500 shares for each quarter during which they serve or served as directors. In addition, each director who served as the Audit Committee chairman, the Compensation and Human Resources Committee chairman, the Corporate Governance and Nominating Committee chairman, or the Special Committee chairman received additional annual cash compensation of $10,000, $7,500, $5,000 and $5,000, respectively, plus an option to purchase 5,000 shares of the Company’s common stock, vesting quarterly over a 12-month period, at 1,250 shares for each quarter during which they serve or served as a committee chairman. All options have an exercise price equal to 100% of the common stock’s fair market value (“FMV”) on the date of grant. All stock options granted to non-employee directors will vest immediately on or after a Change in Control. All directors receive reimbursement of expenses for attendance at each Board meeting and an annual $1,000 allowance for Company apparel.

On September 12, 2006, Mr. Hayes was elected to serve as the Chairman of the Board and his compensation for all services as a director was changed to include a cash retainer of $50,000 per quarter, payable in monthly installments, and an additional quarterly grant of a stock option for 5,000 shares of the Company’s common stock (i.e., in addition to the option grants to all non-employee directors and with the first quarterly grant made on September 12, 2006). The terms of such stock option grants include an exercise price of 100% of FMV on the date of grant, vesting on a daily basis, with week-ends and holidays included, over three months and an expiration date ten (10) years from the date of grant. Effective March 1, 2007, in view of his reduced time commitment, Mr. Hayes’ quarterly cash compensation was reduced to $18,750, payable in monthly installments. Mr. Hayes continued to receive the quarterly stock option grants described above. Mr. Hayes was compensated as Chairman of the Board until August 31, 2007 at which time he ceased to be the Chairman of the Board but continued to serve as a non-employee director and was therefore compensated as any other non-employee director from September 1, 2007 through October 31, 2007. Mr. Meyer was appointed Chairman of the Board effective August 31, 2007 until August 6, 2008, at which time he transitioned to Chairman of the Special Committee of the Board, and at which time Mr. Koeneke was appointed Chairman of the Board. On September 13, 2007, in recognition of the time commitment associated with this position, in addition to the standard cash and equity-based compensation for all non-employee directors described above, Mr. Meyer received his first annual grant of stock options to purchase 100,000 shares of the Company’s common stock, vesting quarterly over a 12-month period, with an exercise price of 100% of fair market value on the date of grant. Mr. Meyer will also be eligible to receive restricted stock in an amount to be agreed in the future as part of an incentive plan, the metrics of which have not yet been determined.

No other arrangement exists pursuant to which any director of the Company was compensated during the Company’s last fiscal year for any service provided as a director.

Executive Compensation

Summary Compensation Table

The following information sets forth the total compensation for the Company’s named executive officers for fiscal year ended October 31, 2007.

						All Other
						Compensation
						(including
						perquisites and
					Option	other personal
Name and	Fiscal	Salary	Bonus		Awards	benefits)		Total
Principal Position	Year	($)	($)		($)(1)	($)		($)

Allan H. Fletcher(2) Chief Executive Officer	2007	—	—		3,393	—		3,393
Edward J. Fadel(3) President	2007	107,077	—		43,640	12,440	(4)	163,157
Greg W. Slack(5) Chief Financial Officer and Principal Accounting Officer	2007	151,619	44,250	(6)	—	1,040	(7)	196,909
Paul A. Bourgeois(8) Senior Vice President — Sales	2007	17,692	—		—	2,462	(9)	20,154
Former Officers:
Peter M. Weil(10) Former Chief Executive Officer	2007	421,850	—		296,336	494,318	(11)	1,212,504
Gary I. Schneiderman(12) Former President	2007	188,077	40,000	(13)	36,247	257,508	(14)	521,832
Eric R. Hohl(15) Former Executive Vice President, Chief Financial Officer and Treasurer	2007	154,479	—		121,820	103,154	(16)	379,453
Winston E. Hickman(17) Former Executive Vice President, Chief Financial Officer and Treasurer	2007	15,000	—		60,095	—		75,095
Peter E. Holmberg(18) Executive Vice President — Green Grass Sales and Merchandising	2007	141,923	—		—	127,067	(19)	268,990

(1)	This column represents the dollar amount recognized as compensation expense for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options granted during fiscal 2007 as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2007 grants, refer to Note (1) “Stock-Based Compensation” to the Company’s Audited Consolidated Financial Statements set forth in the Company’s Form 10-K for the fiscal year ended October 31, 2007.

(2)	Mr. Fletcher was appointed Chief Executive Officer effective October 24, 2007. Mr. Fletcher is serving as the Company’s Chief Executive Officer pursuant to a consulting agreement between the Company and FLG Ltd. Under the consulting agreement with FLG Ltd., the Company paid FLG Ltd. a one-time fee of $75,000 upon execution of the FLG Ltd. consulting agreement and will pay FLG Ltd. a consulting fee of $9,000 per month during the term of the FLG Ltd. consulting agreement. FLG Ltd. is also eligible to receive a cash incentive fee, the amount of which will be determined by the Company’s Compensation and Human Resource Committee based on achievement of objectives set out in the Company’s annual business plan. For the 2008 fiscal year, the target incentive fee will be $500,000, assuming achievement of all objectives. The Company also granted FLG Ltd. options to purchase 100,000 shares of the Company’s common stock at an exercise price of $5.48 per share with half of the options vesting on October 24, 2008 and the remaining half vesting on October 24, 2009. See “Agreements with Current Executive Officers.”

(3)	Mr. Fadel was appointed President effective May 23, 2007.

(4)	Includes $6,955 for housing allowance, $5,077 for auto allowance and $408 for clothing allowance.

(5)	Mr. Slack served as Vice President of Finance, Corporate Controller and Principal Accounting Officer until his resignation on July 29, 2007. Mr. Slack re-joined the Company as Chief Financial Officer and Principal Accounting Officer on October 24, 2007.

(6)	Mr. Slack was paid a retention bonus of $44,250 in July 2007 pursuant to an employment agreement.

(7)	Clothing allowance.

(8)	Mr. Bourgeois joined the Company on October 1, 2007.

(9)	Includes $2,000 for housing allowance and $462 for auto allowance.

(10)	Mr. Weil’s services as a Director and the Company’s Chief Executive Officer terminated on October 24, 2007.

(11)	Includes $400,000 for severance ($100,000 paid in January 2008 with the balance to be paid in 19 semi-monthly installments), $78,741 for housing allowance (including a tax gross-up of $28,816) and $15,577 for auto allowance.

(12)	Mr. Schneiderman’s employment with the Company terminated on May 21, 2007.

(13)	Mr. Schneiderman was paid a retention bonus of $40,000 in January 2007 pursuant to an employment agreement.

(14)	Includes $230,769 for severance ($94,615 of which was paid after fiscal year-end), $16,154 for auto allowance ($9,231 of which is severance related), $408 for clothing allowance and $10,177 for club dues ($5,815 of which is severance related).

(15)	Mr. Hohl was appointed Executive Vice President, Chief Financial Officer and Treasurer on March 19, 2007. Mr. Hohl’s employment with the Company terminated on October 24, 2007.

(16)	Includes $96,000 for severance, paid in November 2007 pursuant to an employment agreement and $7,154 for auto allowance.

(17)	Mr. Hickman’s employment with the Company terminated on November 17, 2006.

(18)	Mr. Holmberg’s employment with the Company terminated on May 21, 2007.

(19)	Includes $112,500 for severance, $12,923 for auto allowance ($6,000 of which is severance related) and $822 for clothing allowance.

Grants of Plan-Based Awards for Fiscal Year 2007

There were no grants of non-equity incentive plan-based awards for fiscal year 2007. The following table provides information with regard to all option awards granted to each named executive officer during fiscal year 2007.

All Other Option
Awards:
		Number of	Exercise or Base	Full Grant Date Fair
		Securities	Price of Option	Value of Stock and
		Underlying Options	Awards	Option Awards
Name	Grant Date	(#)	($)	($)

Allan H. Fletcher(1)	10/24/07	100,000	5.48	207,390
Edward J. Fadel(2)	5/23/07	40,000	8.40	130,832
Greg W. Slack	—	—	—	—
Paul A. Bourgeois	—	—	—	—
Former Officers:
Peter M. Weil(3)	11/1/06	100,000	7.10	284,790
Gary I. Schneiderman	—	—	—
Eric R. Hohl(4)	3/19/07	40,000	7.60	121,820
Winston E. Hickman	—	—	—	—
Peter E. Holmberg	—	—	—	—

(1)	On October 24, 2007, Mr. Fletcher was granted an option for 100,000 shares, pursuant to the Company’s 2007 Nonstatutory Stock Option Plan as part of his compensation as the Company’s Chief Executive Officer. Subsequent to the fiscal year-end, this option grant was terminated pursuant to the termination of Mr. Fletcher’s employment agreement. Mr. Fletcher is serving as the Company’s Chief Executive Officer pursuant to a consulting agreement between the Company and FLG Ltd. Under the consulting agreement with FLG Ltd., the Company granted FLG Ltd. options to purchase 100,000 shares of the Company’s common stock at an exercise price of $5.48 per share with half of the options vesting on October 24, 2008 and the remaining half vesting on October 24, 2009. See “Agreements with Current Executive Officers.”

(2)	On May 23, 2007, Mr. Fadel was granted an option for 40,000 shares as part of his compensation as the Company’s President. Half of the options vest on May 23, 2008 and the remaining half vest on May 23, 2009.

(3)	On November 1, 2006, Mr. Weil was granted an option for 100,000 shares as part of his compensation as the Company’s Chief Executive Officer. On October 24, 2007, the Company entered into a separation and release agreement with Mr. Weil which provided for the acceleration of Mr. Weil’s unvested stock options and an extension of the exercise period of such options until one year following Mr. Weil’s separation.

(4)	On March 19, 2007, Mr. Hohl was granted an option for 40,000 shares as part of his compensation as the Company’s Executive Vice President and Chief Financial Officer. Effective October 24, 2007, Eric R. Hohl left his position as Executive Vice President, Chief Financial Officer and Treasurer of the Company. Pursuant to the terms of his employment agreement, the vesting for the 40,000 stock options was accelerated and will be exercisable for 90 days after his departure for incentive stock options and 180 days after his departure for non-qualified options.

Outstanding Equity Awards At Fiscal 2007 Year-End

The following table provides information on option awards held by each executive officer as of October 31, 2007.

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option
	Options	Options	Exercise	Option
	(#)	(#)	Price	Expiration
Name	Exercisable	Unexercisable	($)	Date

Allan H. Fletcher(1)	—	100,000	5.48	10/24/17
Edward J. Fadel(2)	—	40,000	8.40	5/23/17
Greg W. Slack	—	—	—	—
Paul A. Bourgeois	—	—	—	—
Former Officers:
Peter M. Weil	2,308	—	9.21	10/24/08
Peter M. Weil	12,900	—	6.55	10/24/08
Peter M. Weil	100,000	—	7.10	10/24/08
Gary I. Schneiderman	519	—	10.75	11/21/07
Gary I. Schneiderman	4,774	—	7.03	11/21/07
Gary I. Schneiderman	4,733	—	6.55	11/21/07
Eric R. Hohl	13,686	—	7.60	4/24/08
Eric R. Hohl	26,314	—	7.60	1/24/08
Winston E. Hickman	—	—	—	—
Peter E. Holmberg	—	—	—	—

(1)	On October 24, 2007, Mr. Fletcher was granted an option for 100,000 shares as part of his compensation as the Company’s Chief Executive Officer. Subsequent to fiscal year-end this option grant was terminated pursuant to the termination of Mr. Fletcher’s employment agreement. Mr. Fletcher is serving as the Company’s Chief Executive Officer pursuant to a consulting agreement between the Company and FLG Ltd. Under the consulting agreement with FLG Ltd., the Company granted FLG Ltd. options to purchase 100,000 shares of the Company’s common stock at an exercise price of $5.48 per share with half of the options vesting on October 24, 2008 and the remaining half vesting on October 24, 2009. See “Agreements with Current Executive Officers.”

(2)	On May 24, 2007, Mr. Fadel was granted an option for 40,000 shares as part of his compensation as the Company’s President. Half of the options vest on May 23, 2008 and the remaining half vest on May 23, 2009.

Option Exercises and Stock Vested in Fiscal Year 2007

The following table provides information about options exercised by named executive officers during the year ended October 31, 2007.

Option Awards
Number of
	Shares	Value Realized
	Upon Exercise	Upon Exercise
Name	(#)	($)

Allan H. Fletcher	—	—
Edward J. Fadel	—	—
Greg W. Slack	—	—
Paul A. Bourgeois	—	—
Former Officers:
Peter M. Weil(1)	—	—
Gary I. Schneiderman(2)	8,381	3,338
Eric R. Hohl(1)	—	—
Winston E. Hickman(3)	—	—
Peter E. Holmberg(2)	40,755	48,970

(1)	Each of Mr. Weil’s and Mr. Hohl’s employment with the Company ended on October 24, 2007.

(2)	Each of Mr. Schneiderman’s and Mr. Holmberg’s employment with the Company ended on May 21, 2007.

(3)	Mr. Hickman’s employment with the Company ended on November 17, 2006.

Executive Employment Agreements, Termination of Employment and Change in Control Arrangements

The Company previously entered into executive employment agreements with: Allan H. Fletcher, the Chief Executive Officer; Edward J. Fadel, the President; Greg W. Slack, the Chief Financial Officer; Peter M. Weil, former Chief Executive Officer; Winston E. Hickman, former Executive Vice President, Chief Financial Officer and Treasurer; Peter E. Holmberg, former Executive Vice President of Green Grass Sales and Merchandising; Gary I. “Sims” Schneiderman, former President; and Eric R. Hohl, former Executive Vice President, Chief Financial Officer and Treasurer. Messrs. Weil, Hickman, Holmberg, Schneiderman and Hohl ceased employment with the Company effective October 24, 2007, November 17, 2006, May 21, 2007, May 21, 2007 and October 24, 2007, respectively.

Agreements With Current Executive Officers

The employment agreement between the Company and Mr. Fletcher, dated October 24, 2007, and the stock options granted to Mr. Fletcher under the 2007 Nonstatutory Stock Option Plan on October 24, 2007 have been terminated.

Effective January 11, 2008, the Company entered into a consulting agreement with FLG Ltd., under which FLG Ltd. provides the services of a management consultant to act as the Company’s Chief Executive Officer (the “FLG Ltd. Consulting Agreement”). The initial management consultant designated by FLG Ltd. is Mr. Fletcher, and FLG Ltd. may not designate any other management consultant without the Company’s written permission. The Company paid FLG Ltd. a one-time fee of $75,000 upon execution of the FLG Ltd. Consulting Agreement and will pay FLG Ltd. a consulting fee of $9,000 per month during the term of the FLG Ltd. Consulting Agreement. FLG Ltd. is also eligible to receive a cash incentive fee, the amount of which will be determined by the Company’s Compensation and Human Resource Committee based on achievement of objectives set out in the Company’s annual business plan. For the 2008 fiscal year, the target incentive fee will be $500,000, assuming achievement of all objectives. If the Company terminates the FLG Ltd. Consulting Agreement without cause during a fiscal year, the Company will pay FLG Ltd. a pro rata portion of the incentive fee determined by the Compensation and Human Resources Committee to have been earned for such fiscal year. In addition, the Company granted FLG Ltd. 100,000 options to purchase shares of the Company’s common stock at an exercise price of $5.48 per share. Half of the options vest on October 24, 2008, and the remaining options vest on October 24, 2009. The options will vest immediately upon termination of the FLG Ltd. Consulting Agreement without cause or a change of control of the Company and will terminate upon the earlier of one year after the termination of the FLG Ltd. Consulting Agreement and ten years after the date of grant.

The Company will also reimburse FLG Ltd. for the rental of reasonable residential or hotel accommodations in the Carlsbad, California area while the management consultant is providing services to the Company at the Company’s headquarters (if the Company does not itself make such accommodations available).

The FLG Ltd. Consulting Agreement contains terms customary for a consulting agreement regarding confidentiality of the proprietary information of the Company, the assignment of intellectual property to the Company, reimbursement of business expenses and FLG Ltd.’s status as an independent contractor.

The FLG Ltd. Consulting Agreement may be terminated at will by either party. The Company may terminate the FLG Ltd. Consulting Agreement for cause in certain circumstances, with the result that the options granted under the FLG Ltd. Consulting Agreement will be terminated immediately and FLG Ltd. will not be entitled to a pro rata portion of the incentive fee earned during that fiscal year. Under the FLG Ltd. Consulting Agreement, “cause” means material breach of the FLG Ltd. Consulting Agreement by FLG Ltd., any act or acts of personal dishonesty by FLG Ltd. or the management consultant, the conviction of FLG Ltd. or the management consultant of a felony, violation of the Company’s policies or code of conduct by FLG Ltd. or the management consultant, violation by FLG Ltd. or the management consultant of any confidentiality or non-competition agreement with the Company or any of the Company’s affiliates, or the willful misconduct of FLG Ltd. or the management consultant that is injurious to the Company. If FLG Ltd. terminates the FLG Ltd. Consulting Agreement because the duties to be performed by FLG Ltd. are reduced in scope, the termination will be deemed a termination by the Company without cause.

In connection with Mr. Fadel’s appointment as President, the Company entered into an employment letter (the “Fadel Employment Letter”) with Mr. Fadel that provides for compensation which includes: an annual base salary of $240,000; eligibility for up to a target bonus of 40% of base salary, with the actual payment subject to the Board’s discretion and in accordance with any applicable bonus plan; the grant of options to purchase 40,000 shares of the Company’s common stock, with an exercise price equal to the closing price of the Company’s common stock on May 23, 2007 and with half of the options vesting on each of the first two anniversaries of Mr. Fadel’s employment with the Company (and which immediately vest upon Mr. Fadel’s termination without cause); and, a monthly auto allowance of $1,000, a monthly housing allowance of $2,500 for 12 months and coverage under the Company’s benefits programs. If Mr. Fadel is terminated without cause as defined in the Fadel Employment Letter and he delivers a fully executed release and waiver of all claims against the Company, the severance provisions of the Employment Letter grant him a lump sum payment of 25% to 50% of his then current annual salary, depending on the timing and circumstances of his termination.

In connection with Mr. Slack’s appointment as Chief Financial Officer, the Company entered into an employment letter with Mr. Slack (the “Slack Employment Letter”) on October 24, 2007. The Slack Employment Letter provides for compensation consisting of, among other matters, an annual base salary of $225,000; eligibility for up to a target bonus of 50% of base salary at the discretion of the Board; a clothing allowance in accordance with Company policy; and an automobile allowance of $750 per month.

The Slack Employment Letter also provides for a severance payment, in the event that Mr. Slack is terminated without cause and Mr. Slack delivers to the Company and thereafter does not revoke a release and waiver of all claims against the Company. In such case, the severance payment would be 50% of Mr. Slack’s then-current annual base salary, if such termination occurs on or prior to the one-year anniversary of Mr. Slack’s employment with the Company, or 100% of Mr. Slack’s then-current annual base salary, if such termination occurs after Mr. Slack’s one-year anniversary of employment with the Company.

On September 20, 2007, the Company entered into an employment agreement with Paul Bourgeois (the “Bourgeois Employment Agreement”) appointing him as the Senior Vice President, Sales, effective October 1, 2007. The Bourgeois Employment Agreement provides for compensation of $7,692 paid bi-weekly; a performance bonus opportunity of 30% of annual base salary under certain circumstances; an automobile expense allowance of

$500 each month; a clothing allowance in accordance with Company policy; and a residential allowance of $2,000 each month for a period of six months, which is reimbursable to the Company if Mr. Bourgeois resigns within the first two years of employment.

Agreements With Former Executive Officers

On November 27, 2006, the Company entered into an employment agreement effective as of October 30, 2006 with Peter M. Weil (the “Weil Employment Agreement”) appointing him as the Company’s Chief Executive Officer. The Weil Employment Agreement provided for compensation consisting of, among other matters: an annual base salary of $400,000; a performance bonus opportunity of 50% of annual base salary under certain circumstances; a grant of options to purchase 100,000 shares of the Company’s common stock, with 50% of the options vesting on each of the first two anniversaries of the grant date; eligibility to participate in the Company’s 401(k) plan; coverage under the Company’s medical, dental and life insurance benefits programs; a clothing allowance in accordance with Company policy; an automobile allowance of $1,250 per month; and an allowance for reasonable residential expenses, in lieu of moving expenses, until such time as the Compensation and Human Resources Committee or the Board takes further action, which included housing and all reasonable expenses (to be grossed up for taxes, if applicable). If Mr. Weil were terminated without Cause (as defined in the Weil Employment Agreement), then Mr. Weil would receive (1) severance compensation in an amount equal to 12 months of his then current annual base salary and (2) accelerated vesting of all stock options granted under the Weil Employment Agreement. Mr. Weil’s option vesting would also be accelerated as a result of a change of control. In the event that Mr. Weil became disabled (as defined in the Weil Employment Agreement) during the term of this Agreement for a continuous period up to 90 days, or upon termination of his employment as a result of his death, the Company was obligated to pay a pro rata share of the annual bonus in the year in which Mr. Weil was disabled or died.

On October 24, 2007, the Company entered into a separation and release agreement with Mr. Weil (the “Weil Separation Agreement”). Under the Weil Separation Agreement, Mr. Weil is entitled to a severance payment of $400,000 paid as follows: $100,000 on January 2, 2008, with the balance of $300,000 paid thereafter in 19 equal semi-monthly installments on the 15th and last day of every month. The Weil Separation Agreement, provided certain requirements are met, also provides for the acceleration of Mr. Weil’s unvested stock options and an extension of the exercise period of such options until one year following Mr. Weil’s separation.

On February 23, 2006, the Company entered into an employment agreement with Winston E. Hickman (the “Hickman Employment Agreement”) which terminated in connection with his resignation effective November 17, 2006. The Hickman Employment Agreement provided for: a base salary of $300,000; a target bonus of 50% of base salary, with the actual payment subject to the Board’s discretion; the grant of options to purchase 50,000 shares of the Company’s common stock, with half of the options vesting on each of the first two anniversaries of Mr. Hickman’s employment with the Company; and coverage under the Company’s benefits programs. No bonus was awarded to Mr. Hickman for fiscal 2006. The Hickman Employment Agreement also provided that if Mr. Hickman had been terminated without Cause or resigned under certain specified circumstances, Mr. Hickman would have been entitled to: a lump sum payment of either one-half or all of his then current annual salary, depending on the timing and circumstances of his termination or resignation; a pro rata bonus; and immediate vesting of a pro rata number of stock options.

In connection with Mr. Hickman’s resignation effective November 17, 2006 as Executive Vice President and Chief Financial Officer, the Company entered into a release agreement with Mr. Hickman (the “Hickman Release Agreement”) on November 16, 2006 whereby Mr. Hickman provided a standard release of any claims, complaints and lawsuits against the Company and other related entities and persons. The Hickman Release Agreement also provided that Mr. Hickman will receive continuing medical, dental and Exec-U-Care insurance coverage for a period of 18 months from December 1, 2006 through May 31, 2008 in exchange for ten (10) full days of consulting services to be provided by Mr. Hickman on reasonable and mutually agreed upon dates between November 20, 2006 and May 30, 2008, to assist with a professional transition of Executive Vice President and Chief Financial Officer responsibilities and to advise on related matters.

Effective October 25, 2006, the Company and Mr. Holmberg entered into the Amended and Restated Employment Agreement (the “Holmberg Employment Agreement”). Under the Holmberg Employment

Agreement, Mr. Holmberg was to receive an annual base salary of $225,000 and was eligible to earn an annual bonus up to a maximum of 40% of his annual base salary based and conditioned on the Company’s achievement of certain financial targets. Among other matters, Mr. Holmberg also received an automobile allowance of $1,000 per month. If Mr. Holmberg were to be terminated within two years of the effective date of the Holmberg Employment Agreement as a result of a Qualifying Termination (as defined in the Holmberg Employment Agreement) and if Mr. Holmberg delivered and did not revoke a fully executed release and waiver of all claims against the Company, then the Company was obligated to pay Mr. Holmberg the equivalent of 12 months of his then-current annual base salary, which was to be in lieu of any other severance payment benefits that otherwise may at that time be available under the Company’s applicable policies; provided, however , that the Holmberg Employment Agreement was not intended to modify or supersede the change in control agreement between the Company and Mr. Holmberg.

On May 25, 2007, the Company entered into a severance and release agreement with Mr. Holmberg (the “Holmberg Severance Agreement”) which provided for a modification of prior employment agreements and arrangements with Mr. Holmberg. Under the Holmberg Severance Agreement, Mr. Holmberg was entitled to a lump sum severance payment of $112,500 and an automobile allowance of $6,000 and agreed to provide a customary release of all claims against the Company.

On September 7, 2005, the Company entered into an employment agreement with Gary I. “Sims” Schneiderman (the “Sims Employment Agreement”). The Sims Employment Agreement with Mr. Schneiderman provided for: a minimum base salary of $300,000; bonuses to be determined by the Board on the basis of merit and the Company’s financial success and progress up to a maximum of 82.5% of his base salary; three guaranteed minimum non-compete/retention payments of $85,000 on September 12, 2005, $85,000 on November 24, 2005 and $40,000 following the close of final accounting records for 2006; stock options to purchase 20,000 shares for each of fiscal years 2005, 2006 and 2007; an automobile allowance of $1,000 per month and a club membership. The Sims Employment Agreement also provided that if a Qualifying Termination (as defined in the agreement) occurs, Mr. Schneiderman would be entitled to receive severance payments equal to 12 months of his then-current annual base salary, an additional cash payment of $50,000, payment of insurance premiums for a period of 12 months, and immediate vesting of all options.

On May 25, 2007, the Company entered into a severance and release agreement with Mr. Schneiderman (the “Sims Severance Agreement”) which provided for a modification of prior employment agreements and arrangements with Mr. Sims. Under the Sims Severance Agreement, Mr. Schneiderman is entitled to the continuation of bi-weekly payments of his base salary, automobile allowance and club dues for nine (9) months, the continuation of his employee insurance benefits for twelve (12) months and a waiver of the requirement for Mr. Schneiderman to reimburse the Company for the cost of the club membership of $45,000. Mr. Sims agreed to provide a customary release of all claims against the Company. Mr. Schneiderman is also entitled to acceleration of 20,000 outstanding stock options that were not yet vested, which are deemed vested as of May 21, 2007.

Effective March 19, 2007, the Company and Eric R. Hohl entered into an employment agreement (the “Hohl Employment Agreement”) that appointed Mr. Hohl the Executive Vice President, Chief Financial Officer and Treasurer. The Hohl Employment Agreement provided for compensation which included: an annual base salary of $240,000; eligibility for up to a target bonus of 40% of base salary, with the actual payment subject to the Board’s discretion and in accordance with any applicable bonus plan; the grant of options to purchase 40,000 shares of the Company’s common stock, with an exercise price equal to the closing price of the Company’s common stock on March 19, 2007, and with half of the options vesting on each of the first two anniversaries of Mr. Hohl’s employment with the Company; and coverage under the Company’s benefits programs. If Mr. Hohl is terminated without cause as defined in the Hohl Employment Agreement and he delivers a fully executed release and waiver of all claims against the Company, the severance provisions of the Hohl Employment Agreement grant him: a lump sum payment of 25% to 50% of his then current annual salary, depending on the timing and circumstances of his termination and immediate vesting of the above stock options.

Effective October 24, 2007, Eric R. Hohl left his position as Executive Vice President, Chief Financial Officer and Treasurer of the Company. Pursuant to the terms of the Hohl Employment Agreement, the vesting for 40,000 stock options was accelerated and will be exercisable for 90 days after his departure for incentive stock options and 180 days after his departure for non-qualified options. Mr. Hohl delivered a fully executed release and waiver of all claims against the Company and subsequently received a one-time severance payment from the Company of $96,000.

Change in Control Agreements

Additionally, the Company had entered into change in control agreements with the following former executives: Winston E. Hickman, Peter E. Holmberg and Gary I. “Sims” Schneiderman. The change in control agreements with Messrs. Hickman, Holmberg and Schneiderman terminated due to their resignations from the Company. The Company had also entered into a change in control agreement with Greg W. Slack during his prior employment with the Company as the Vice President of Finance, Corporate Controller and Principal Accounting Officer. Mr. Slack’s change in control agreement terminated due to his resignation from the Company on July 29, 2007. The Company did not enter into a new change in control agreement with Mr. Slack on his appointment as Chief Financial Officer on October 24, 2007. Upon a qualifying termination in connection with a change in control, as defined in each agreement, the executive would be entitled to severance payments (generally equal to the executive’s highest base salary with the Company in the prior three years, except that Mr. Slack, if his agreement were still in effect, would receive an amount that is equal to nine months of his highest base salary for the prior three years and Mr. Hickman, if his agreement were still in effect, would receive an amount equal to one and a half times his highest base salary for the prior three years), grossed up for applicable excise taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended. In addition, Mr. Hickman’s change in control agreement, if it were still in effect, provides for the immediate vesting of all unexercised stock options and the continuation of insurance benefits for up to 18 months. Effective as of February 28, 2006, the employment and change in control agreements for each of the then-current executive officers were amended to comply with Section 409A of the Internal Revenue Code, as amended.

Potential Payments Upon Termination or a Change in Control

The table below reflects the amount of compensation to each of the named executive officers of the Company in the event of a termination of such executive officer’s employment. The amount of compensation payable to each named executive officer upon involuntary not-for-cause termination, voluntary, good reason termination or following a change of control is shown below. The amounts shown assume that such termination was effective as of October 31, 2007 and use the closing price of our common stock as of October 31, 2007 ($5.56), and thus include amounts earned through such time and are estimates of the amounts that would be paid out to the executive officers upon their termination. The actual amounts to be paid out can only be determined at the time of such executive officer’s separation from the Company. See “Executive Employment Agreements, Termination of Employment and Change in Control Arrangements” above for the material terms of the relevant agreements.

Involuntary,
		Not-For-Cause or	Change in
		Voluntary,	Control
		Good Reason	(Qualifying
	Potential Executive	Termination	Termination)
Name and Principal Position	Benefits and Payments	Total ($)	Total ($)

Allan H. Fletcher	Cash Severance	—	—
Chief Executive Officer	Bonus	—	—
	Stock option award — unvested and accelerated(1)	8,000	8,000
	Total	8,000	8,000
Edward J. Fadel	Cash Severance(2)	120,000	—
President	Bonus	—	—
	Stock option award — unvested and accelerated(1)	—	—
	Total	96,000	—
		—	—
Greg W. Slack	Cash Severance(3)	112,500	—
Chief Financial Officer and	Bonus	—	—
Principal Accounting Officer	Stock option award — unvested and accelerated(1)	—	—
	Total	112,500	—
		—	—
Paul A. Bourgeois(4)	Cash Severance	—	—
Senior Vice President Sales	Bonus	—	—
	Stock option award — unvested and accelerated(1)	—	—
	Total	—	—

(1)	The potential value realized by the executive officer (on a pre-tax basis) is calculated by multiplying the total number of stock options subject to acceleration times the difference between the closing price of the Company’s stock on October 31, 2007 and the exercise price, provided that the exercise price is lower. The exercise price for Mr. Fadel’s stock options was $8.40. Messrs. Bourgeois and Slack did not receive any stock options.

(2)	Mr. Fadel would be entitled to a cash severance (on a pre-tax basis) equal to 50% of his then annual base salary based on achieving more than one year of service.

(3)	Mr. Slack would be entitled to a cash severance (on a pre-tax basis) equal to 50% of his then annual base salary based on achieving less than one year of service (i.e. a termination before October 24, 2008) and a cash severance (on a pre-tax basis) equal to 100% of his then annual base salary based on achieving at least one year of service (i.e. a termination on or after October 24, 2008). The value in this row assumes that the 50% severance amount applies.

(4)	Mr. Bourgeois’ employment agreement does not contain severance or change in control provisions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the beneficial ownership of common stock of the Company as of October 16, 2008 (unless otherwise noted) by: (i) each person known by the Company to own beneficially more than 5% of the Company’s outstanding shares of common stock, (ii) each of the Company’s directors, (iii) the Company’s named executive officers and (iv) all directors and executive officers of the Company as a group. Unless otherwise noted, each person listed below has sole voting power and sole investment power with respect to shares shown as owned by him, her or it. Information as to beneficial ownership is based upon statements furnished to the Company or filed with the Securities and Exchange Commission by such persons.

	Shares		Options(2)		Total	Percent Owned(3)
Name and Address(1)	(#)		(#)		(#)	(%)

Detlef H. Adler	10,000		28,333		38,333	*
Paul A. Bourgeois	7,000		—		7,000	*
Stephen G. Carpenter	17,500	(4)	105,000		122,500	*
Edward J. Fadel	20,000		20,000		40,000	*
Allan H. Fletcher	200		50,000		50,200	*
John M. Hanson, Jr.	97,200	(5)	100,000		197,200	1.3
James B. Hayes	15,500		80,833		96,333	*
Winston E. Hickman(6)	—		—		—	—
Eric R. Hohl(6)	1,000		—		1,000	*
Peter E. Holmberg(6)	15,000		—		15,000	*
Michael S. Koeneke(7)	51,733		17,563		69,296	1.1
David M. Meyer(8)	34,200		129,391		163,591	*
James G. O’Connor	37,500	(9)	60,833		98,333	*
John M. Richardson	2,000		28,875		30,875	*
Gary I. Schneiderman(6)	—		—		—	*
Greg W. Slack(10)	2,400		—		2,400	*
Eric S. Salus	10,000		20,417		30,417	*
Peter M. Weil(6)	10,000		115,208	(18)	125,208	*
All executive officers and directors as a group (14 persons)	331,233		756,453		1,087,686	7.0
Knightspoint Partners II, L.P.
787 Seventh Avenue, 9th Floor, New York, NY 10019(11)	2,500,786		146,954		2,647,740	17.8
Heartland Advisors, Inc.
789 North Water Street Milwaukee, WI 53202	1,699,390	(12)	—		1,699,390	11.5
Diker Management LLC
745 Fifth Avenue Suite 1409 New York, NY 10151	1,338,813	(13)	—		1,338,813	11.3
Dimensional Fund Advisors LP
1299 Ocean Avenue Santa Monica, CA 90401	1,222,938		—		1,222,938	8.4
JPMorgan Chase & Co.
270 Park Avenue New York, NY 10017	965,280		—		965,280	6.6

	Shares	Options(2)	Total	Percent Owned(3)
Name and Address(1)	(#)	(#)	(#)	(%)

Disciplined Growth Investors, Inc.
100 South Fifth St. Suite 2100 Minneapolis, MN 55402	848,897	—	848,897	5.8
Seidensticker (Overseas) Limited
Room 728, Ocean Center 5 Canton Road Tsimshatsui Kowloon, Hong Kong	713,980	—	713,980	4.9

*	Less than one percent.

(1)	Unless otherwise indicated, the address for each stockholder is the same as the address of the Company.

(2)	Represents shares of common stock that may be acquired pursuant to currently exercisable stock options or stock options exercisable within 60 days of October 16, 2008.

(3)	Applicable percentage of ownership is based upon 14,746,844 shares of common stock outstanding as of October 16, 2008, together with applicable stock options for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Shares of common stock subject to options currently exercisable or exercisable within 60 days after October 16, 2008 are deemed outstanding for computing the percentage of ownership of the person holding such stock options, but are not deemed outstanding for computing the percentage ownership of any other person.

(4)	The shares are owned by the Stephen G./Jannell S. Carpenter Trust. Stephen G. Carpenter and Jannell S. Carpenter have shared voting and investment powers.

(5)	77,500 of these shares are owned by 7296 LTD, a family partnership. Mr. John M. Hanson, Jr. is the General Partner of 7296 LTD and has sole voting and investment powers. Mr. Hanson has direct ownership of the remaining 19,700 shares with sole voting and investment powers. All 97,200 shares are pledged in a broker margin account.

(6)	Each of Messrs. Hickman, Hohl, Holmberg, Schneiderman and Weil are no longer employed by the Company and the Company does not have updated information; therefore, the information presented here is as of each executive’s termination date. Such termination dates are November 17, 2006, October 24, 2007, May 21, 2007, May 21, 2007 and October 24, 2007, respectively.

(7)	Includes 200 shares of common stock beneficially owned by Knightspoint Partners II, L.P. The General Partner of Knightspoint Partners II, L.P. is Knightspoint Capital Management II LLC. The sole Member of Knightspoint Capital Management II LLC is Knightspoint Partners LLC. Mr. Koeneke is a managing member of Knightspoint Partners LLC, and thus is deemed to beneficially own shares owned by Knightspoint Partners II, L.P. The 69,296 shares beneficially owned by Mr. Koeneke are also included in the 2,647,740 shares beneficially owned by the Knightspoint Group. (See footnote 11 below.)

(8)	Includes 200 shares of common stock beneficially owned by Knightspoint Partners II, L.P. The General Partner of Knightspoint Partners II, L.P. is Knightspoint Capital Management II LLC. The sole Member of Knightspoint Capital Management II LLC is Knightspoint Partners LLC. Mr. Meyer is a managing member of Knightspoint Partners LLC, and thus is deemed to beneficially own shares owned by Knightspoint Partners II, L.P. The 163,591 shares beneficially owned by Mr. Meyer are also included in the 2,647,740 shares beneficially owned by the Knightspoint Group. (See footnote 11 below.)

(9)	The shares are owned by the James G. O’Connor Revocable Trust. Mr. O’Connor has sole voting and investment powers.

(10)	Mr. Slack was appointed the Chief Financial Officer and Principal Accounting Officer on October 24, 2007.

(11)	This information is based upon a Form 4 filed with the Securities and Exchange Commission on October 12, 2007. This Form 4 was filed jointly by Starboard Value and Opportunity Master Fund Ltd. (Starboard), RCG Starboard Advisors, LLC (“RCG Starboard Advisors”), Parche, LLC (“Parche”), Ramius Capital Group, LLC

(“Ramius”), C4S & Co., LLC (“C4S”), Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss (collectively, the “Ramius Group”). This information is also based upon a Form 4 filed with the Securities and Exchange Commission on October 3, 2007. This Form 4 was filed jointly by Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Michael Koeneke and David Meyer (collectively, the “Knightspoint Group”). The Ramius Group and the Knightspoint Group are collectively the “Reporting Persons.” This information is also based upon a Form 4 filed with the Securities and Exchange Commission on August 8, 2008 by Michael S. Koeneke and a Form 4 filed with the Securities and Exchange Commission on September 16, 2008 by David M. Meyer. As of September 16, 2008, the Reporting Persons owned an aggregate of 2,647,740 shares. Each Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest, and this report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for purposes of Section 16 of the Exchange Act or for any other purpose.

(12)	This information is based upon a Schedule 13G/A filed by Heartland Advisors, Inc. and William J. Nasgovitz with the Securities and Exchange Commission on February 8, 2008. Mr. Nasgovitz is the President and principal stockholder of Heartland Advisors, Inc. Heartland Advisors, Inc. and Mr. Nasgovitz have shared dispositive power for 1,699,390 shares and shared voting power for 1,617,001 shares. Heartland Advisors, Inc. and Mr. Nasgovitz each specifically disclaim beneficial ownership of any of the shares reported in such Schedule 13G/A.

(13)	This information is based upon a Form 4 filed by Diker Management, LLC with the Securities and Exchange Commission on October 15, 2008, a Schedule 13G filed by Diker Management, LLC, Diker GP, LLC, Charles M. Diker and Mark N. Diker, as a group, with the Securities and Exchange Commission on November 27, 2007, a Form 3 and a Form 4 each filed with the Securities and Exchange Commission on November 27, 2007 by Diker Management, LLC and a Form 4 filed with the Securities and Exchange Commission on November 29, 2007 by Diker Management, LLC. As of October 15, 2008, Diker Management, LLC, Diker GP, LLC, Charles M. Diker and Mark N. Diker had the shared voting and investment power of the 1,338,813 shares reported as beneficially owned, and, as affiliates of a registered investment advisor under the Investment Advisors Act of 1940, disclaim beneficial ownership of these shares.

(14)	This information is based upon a Schedule 13G/A filed by Dimensional Fund Advisors LP with the Securities and Exchange Commission on February 6, 2008. As of December 31, 2007, Dimensional Fund Advisors LP has sole voting and investment power of the 1,222,938 shares that it beneficially owns, and, as a company registered under the Investment Advisors Act of 1940, disclaims beneficial ownership of these shares.

(15)	This information is based upon a Schedule 13G filed by JPMorgan Chase & Co. and its wholly owned subsidiary, J.P. Morgan Investment Management Inc., with the Securities and Exchange Commission on February 1, 2008. As of December 31, 2007, JPMorgan Chase & Co. had the sole voting and investment power of the 965,280 shares reported as beneficially owned.

(16)	This information is based upon a Schedule 13G/A filed by Disciplined Growth Investors, Inc. with the Securities and Exchange Commission on February 7, 2008. As of December 31, 2007, Disciplined Growth Investors, Inc. had the sole voting and investment power of the 848,897 shares reported as beneficially owned.

(17)	This information is based upon a Schedule 13G filed by Seidensticker (Overseas) Limited with the Securities and Exchange Commission on February 21, 2001 and additional information provided to the Company by Seidensticker (Overseas) Limited. Seidensticker (Overseas) Limited has sole voting and investment power of the 713,980 shares reported as beneficially owned.

(18)	All options held by Peter M. Weil will expire on October 24, 2008 pursuant to the separation and general release agreement between the Company and Mr. Weil, dated as of October 24, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Exchange Act, the rules promulgated thereunder and the requirements of Nasdaq, executive officers and directors of the Company and persons who beneficially own more than 10% of the common stock of the Company are required to file with the SEC and Nasdaq and furnish to the Company reports of ownership and change in ownership with respect to all equity securities of the Company.

Based solely on its review of the copies of such reports received by the Company and/or written representations from such reporting persons, the Company believes that its officers, directors and 10% stockholders complied with all Section 16(a) filing requirements applicable to such individuals, except that Mr. Bourgeois inadvertently filed a late Form 3, the initial statement of beneficial ownership, Mr. Hayes inadvertently filed a late Form 4 reporting one common stock purchase on January 16, 2007 and Mr. Fletcher inadvertently filed a late Form 4 reporting the grant of one stock option and the cancellation of another one on January 11, 2008. Mr. Bourgeois has since filed his initial statement of beneficial ownership and Mr. Hayes and Mr. Fletcher have since reported the transactions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On September 19, 2008, the Company adopted a management change in control plan (the “Plan”) that provides for the payment of a maximum aggregate amount of $500,000 by the Company to certain management personnel in the event that the Company experiences a change in control (as defined in the Plan). Participants are eligible to receive payment under the Plan two months after a change in control, provided that certain conditions set forth in the Plan are satisfied.

Of the aggregate Plan amount, $200,000 is allocated to each of FLG Ltd. and Eddie J. Fadel, $50,000 is allocated to Greg W. Slack and $50,000 is allocated to other management personnel to be approved by the Board or the Compensation and Human Resources Committee of the Board.

Under the terms of the Ashworth/Meyer Agreement between the Company and David M. Meyer, dated as of August 6, 2008, Mr. Meyer is entitled to receive a cash payment of $150,000 upon a change in control of the Company.

In October 2007, the Company announced the appointment of Allan H. Fletcher to the position of Chief Executive Officer. Mr. Fletcher is the founder of FLG Ltd., which has been one of Canada’s leading suppliers of branded golf apparel, sportswear and golf equipment for over 40 years and is a long-standing business partner of the Company. The Company distributes Ashworth® and Callaway Golf apparel, headwear and accessories in Canada through two separate divisions operated by FLG Ltd. Mr. Fletcher was responsible for the operations and strategic direction of FLG Ltd. and served as its President until December 2003 when he became the Chairman of FLG Ltd. Mr. Fletcher’s son, Mark Fletcher, currently serves as the President of FLG Ltd. and oversees its operations.

Effective January 11, 2008, the Company entered into a Consulting Agreement with FLG Ltd., under which FLG Ltd. provides the services of a management consultant to act as the Company’s Chief Executive Officer. The initial management consultant designated by FLG Ltd. is Mr. Fletcher, and FLG Ltd. may not designate any other management consultant without the Company’s written permission. For additional information see discussion under “Agreements With Current Executive Officers” above.

On January 15, 2008, Sunice Holdings, Inc. (“Sunice”), a wholly owned subsidiary of Ashworth Inc., entered into a purchase agreement (the “Agreement”) with FLG Ltd. Under the Agreement, Sunice agreed to purchase certain trademarks and related assets of FLG Ltd. (the “Acquired Assets”), and FLG Ltd. agreed to provide certain services to Sunice in connection therewith. The aggregate consideration to be paid by Sunice for the Acquired Assets and certain non-competition covenants included in the Agreement was $50,000 plus a profit sharing amount to be paid during the ten years after the closing of the acquisition (the “Profit Sharing”). Under the Agreement, for the term of the Agreement FLG Ltd. agreed not to, directly or indirectly, sell or distribute golf related apparel or similar designs that are developed by FLG Ltd. for sale by Sunice to on-course and off-course golf specialty accounts, corporate accounts, and specialty retailers and department stores.

After the closing of the acquisition of the Acquired Assets (the “Closing Date”), Sunice licensed to FLG Ltd. certain trademarks included in the Acquired Assets for limited circumstances and uses that do not materially impact Sunice’s use of the trademarks within the United States, the United Kingdom, Ireland and Europe.

FLG Ltd. has the right and option (the “Re-Purchase Option”) to purchase all of the Acquired Assets for a cash price that is generally based on Sunice’s operating income for a period of time prior to the exercise of the Re-Purchase Option. The Re-Purchase Option shall be exercisable upon certain events during the term of the Agreement, including if Sunice fails to pay FLG Ltd. certain profit sharing amounts in the fiscal year ended

October 31, 2009 or in any subsequent fiscal year, and during the 12 month period following the tenth anniversary of the Closing Date.

The Agreement may be terminated by the non-breaching party in the event of a material breach of the Agreement that is not cured by the breaching party within 90 days of notice of such breach, and under certain other circumstances.

On the Closing Date, Sunice and FLG Ltd. entered into a Service Agreement under which FLG Ltd. agreed to provide all designs for Sun Ice Golf Apparel for production, marketing and sale by Sunice, as requested by the Sunice. FLG Ltd. also agreed to identify and facilitate the requisite relationships with vendors for all sourcing aspects of the Sun Ice Golf Apparel.

The Company leases its Phenix City, Alabama distribution facility from STAG II Phenix City, LLC, which purchased the building in fiscal 2006 from 16 Downing, LLC, which was a related party owned by certain members of Gekko Brands, LLC’s management. Total payments under the operating lease for this facility made during the years ended October 31, 2007, 2006 and 2005 were $457,000, $400,000 and $400,000, respectively. The lease agreement requires monthly payments of $38,060 through June 6, 2012.

Seidensticker (Overseas) Limited (“Seidensticker”), a supplier of inventoried products to the Company, owned approximately 5% of the Company’s outstanding common stock at October 31, 2007. Additionally, the President and Chief Executive Officer of Seidensticker (Overseas) Limited was elected to the Board effective January 1, 2006. During the years ended October 31, 2007, 2006 and 2005, the Company purchased approximately $1,151,000, $1,571,000 and $5,800,000, respectively, of products from Seidensticker. The Company believes that the terms upon which it purchased the inventoried products from Seidensticker are consistent with the terms offered to other, unrelated parties.

On September 12, 2006, concurrent with his appointment to the Office of the Chairman, Mr. Weil, who is the former CEO and a former director of the Board, entered into an agreement with the Company to provide consulting services on corporate management and operations and decision-making within the Office of the Chairman (the “Weil Agreement”). Mr. Weil was paid approximately $48,000 for such services for the period of September 12, 2006 through October 29, 2006. Mr. Weil also received an option grant to purchase 25,000 shares with an exercise price of 100% of then-current fair market value, 12,900 of which vested and 12,100 were terminated as of October 30, 2006 pursuant to the terms of the Weil Agreement. The Weil Agreement was terminated upon Mr. Weil’s appointment as Chief Executive Officer effective October 30, 2006. Mr. Weil resigned from all his positions with the Company effective October 24, 2007.

On June 5, 2007, Eric S. Salus entered into an agreement with the Company dated as of June 1, 2007 whereby Mr. Salus would provide consulting services relating to corporate management and operations (the “Salus Agreement”). All assignments under the Salus Agreement were required to be approved by mutual agreement of Mr. Salus and the Chief Executive Officer of the Company. Mr. Salus had agreed to provide such services for five (5) business days per calendar month. The consulting engagement under the Salus Agreement was to continue until March 30, 2008, but could be earlier terminated by either party with 60-days notice. This agreement was terminated by the Company effective December 31, 2007.

In consideration of the time commitments associated with the duties under the Salus Agreement, Mr. Salus was to be compensated for the duration of service under this Agreement with (a) an upfront, non-refundable, one-time cash retainer of $25,000, and (b) an additional cash retainer of $15,500 per month, payable at the end of each month of service. The foregoing cash compensation was in addition to, and not in lieu of, any and all cash compensation paid to Mr. Salus for his continuing service on the Board. Mr. Salus was reimbursed for reasonable out-of-pocket expenses incurred in connection with the performance of his services under the Salus Agreement.

As additional compensation under the Salus Agreement, the Company granted to Mr. Salus a non-qualified stock option grant covering 10,000 shares of Ashworth’s common stock, with an exercise price equal to 100% of the fair market value of the common stock on the date of grant. The foregoing option would vest 50% on September 30, 2007 and 50% on March 31, 2008. Except in the context of a “Change in Control” as described below, vesting was to cease upon termination of the Salus Agreement, for any reason, and the vested portion of the option is to remain exercisable for a period of five (5) years after the date of grant. The foregoing option grant was in addition to, and not in lieu of, any and all stock option grants to Mr. Salus for his continuing service on the Board.

In the event that the Company terminated the Salus Agreement prior to March 31, 2008 but on or after a “Change in Control,” (a) all of Mr. Salus’ non-qualified stock options granted under the Salus Agreement were to become immediately vested, and (b) all monthly retainers that were due and those that would become payable assuming the Salus Agreement’s term continued to March 31, 2008 were to become immediately due and payable.

Effective as of October 15, 2008, Mr. Salus and the Company entered into a new consulting agreement whereby Mr. Salus has and will provide consulting services related to operational issues specified by the Board between September 25, 2008 and October 25, 2008, in exchange for a one-time cash payment of $30,000, payable upon the earlier of October 25, 2008 and the date of a change in control of the Company.

Review of Related Party Transactions

It is the responsibility and duty of the Company’s Audit Committee to review and discuss with management and the outside auditors any transactions or course of dealings with related parties if the transactions are significant in size or involve terms or other aspects that differ from those that would likely be negotiated with outside third parties. The Audit Committee is responsible for reviewing and approving in advance all related party transactions as defined in SEC rules and reviewing potential conflict of interest situations where appropriate. The Company’s Code of Business Conduct and Ethics (the “Code of Conduct”) sets forth standards applicable to all directors, officers and senior management of the Company and requires that employees and directors disclose any actual or potential conflicts of interest on an acknowledgement form attached to the Code of Conduct. The Code Conduct instructs directors to promptly submit the acknowledgment form to the chairman of the Audit Committee while employees are to submit the acknowledgment form to the Company’s Human Resources representative. The Code of Conduct further states that any investments (stock ownership, etc.) in the business of a supplier, customer or competitor must not involve any conflicts of interest and must be disclosed on the attached acknowledgment form. In addition, any subsequent changes in an employee’s status must also be promptly reported to the Company’s Human Resources representative or Chief Financial Officer, as appropriate, and any subsequent changes in a director’s status must be promptly reported to the chairman of the Audit Committee.